                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


                            Coors Porcelain Company
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                           Delaware                                                               84-0178380
--------------------------------------------------------------------------------------------------------------------------
(State or other jurisdiction of incorporation or organization)                      (I.R.S. Employer Identification No.)


                         16000 Table Mountain Parkway
                         Golden, Colorado                                                               80403
--------------------------------------------------------------------------------------------------------------------------
                    (Address of principal executive offices)                                          (Zip Code)



                Copies of any communications should be sent to:



                             Katherine A. Resler
                       General Counsel and Secretary
                            Coors Porcelain Company
                         16000 Table Mountain Parkway
                            Golden, Colorado  80403
                                (303) 271-7000


                                      and



                               Linda K. Wackwitz
                           Holme Roberts & Owen LLP
                        1700 Lincoln Street, Suite 4100
                            Denver, Colorado  80203
                                (303) 861-7000



      Registrant's telephone number, including area code:  (303) 277-4000


    Securities to be registered pursuant to Section 12(b) of the Act:  None


  Securities to be registered pursuant to Section 12(g) of the Act: $.01 par value Common Stock and associated Preferred Stock Purchase Rights

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10


Item 1.  Business

            The information required by this item is contained under "Summary" and "Business" of the Information Statement (the "Information Statement") attached hereto as Annex I. Those sections are incorporated herein by reference.

Item 2.  Financial Information

            The information required by this item is contained under "Summary," "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement. Those sections are incorporated herein by reference.

Item 3.  Properties

            The information required by this item is contained under "Business-- Properties" of the Information Statement. That section is incorporated herein by reference.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

            The information required by this item is contained under "Security Ownership of 5% Beneficial Owners, Directors and Executive Officers of Coors Ceramics" of the Information Statement. That section is incorporated herein by reference.

Item 5.  Directors and Executive Officers

            The information required by this item is contained under "Management" of the Information Statement. That section is incorporated herein by reference.

Item 6.  Executive Compensation

            The information required by this item is contained under "Executive Compensation" of the Information Statement. That section is incorporated herein by reference.

Item 7.  Certain Relationships and Related Transactions

            The information required by this item is contained under "The Spin-off" and "Relationship Between ACX and Coors Ceramics" of the Information Statement. Those sections are incorporated herein by reference.

Item 8.  Legal Proceedings

            The information required by this item is contained under "Business-- Environmental Matters" and "Business--Legal Proceedings" of the Information Statement. Those sections are incorporated herein by reference.

Item 9.  Market Price of and Dividends on the Registrant's
            Common Equity and Related Stockholder Matters

            The information required by this item is contained under "The Spin-off-Results of Spin-off," "The Spin-off -Other Consequences" and "Dividend Policy" of the Information Statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

            The information required by this item is contained under "Description of Indebtedness" of the Information Statement. That
            section is incorporated herein by reference.

Item 11. Description of Registrant's Securities to Be Registered

            The information required by this item is contained under "Description of Capital Stock" and "Anti-takeover Effects of the Company's Articles and Bylaws" of the Information Statement. Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

            The information required by this item is contained under "Liability and Indemnification of Officers and Directors" of the Information Statement. That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data

            The information required by this item is contained in "Consolidated Financial Statements" and "Pro Forma Consolidated Financial Statements" of the Information Statement. Those financial statements are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure

            None.

Item 15. Financial Statements and Exhibits.

            (a)  Financial Statements

                 (1) Index to Consolidated Financial Statements on page F-1 of the Information Statement

                 (2)  Financial Statement Schedules

            (b)  Exhibits

                 See Index to Exhibits

[ACX Technologies, INC.Letterhead]

                                                                        , 1999

Dear ACX Shareholder:

     We have made a lot of changes since we were spun off from Adolph Coors Company in December 1992. At that time, we inherited many developmental and new technologies. Our commitment to profitable growth required that many tough decisions be made regarding the future of those technologies. 1999 saw the last of these developmental businesses being sold or closing their doors, allowing our full time and attention to be focused on our two core businesses, Graphic Packaging Corporation and Coors Porcelain Company ("Coors Ceramics" or the "Company").

     In addition, we have made several significant acquisitions of folding carton packaging businesses - Gravure Packaging of Richmond, Virginia in 1996, Universal Packaging in 1998 and, most recently, the folding carton business of Fort James Corporation in August 1999. As a result, Graphic Packaging is now estimated to be the largest folding carton operation in North America. In the meantime, in September 1999, we sold our flexible packaging business to focus on our folding carton operations.

     In addition to these actions, ACX Technologies, Inc. has announced a plan to establish the Company as a fully independent public company doing business under the name Coors Ceramics. In order to implement this plan and distribute its Coors Ceramics shares, the Board of Directors of ACX has approved a spin-off to our shareholders of all the outstanding shares of common stock of Coors Ceramics to holders of record of ACX's common stock on ________, 1999. In the spin-off, you will receive one share of Coors Ceramics's common stock for every four shares of ACX's common stock that you hold at the close of business on ______, 1999. Your current shares of ACX common stock will be unchanged and will continue to represent your ownership position in ACX Technologies, Inc. After the spin off, the principal business of ACX will be Graphic Packaging Corporation.

     Your Board of Directors has concluded that the spin-off is in the best interests of ACX, ACX's shareholders and the Coors Ceramics business because it believes that:

     . having two separate public companies will enable financial markets to evaluate each company more effectively, thereby enhancing shareholder value over the long term for both companies and making the stock of each more attractive as currency for future acquisitions;

     . separating Coors Ceramics from the packaging business of ACX will increase the borrowing capacity of Coors Ceramics by providing more efficient access to the debt markets;

     . having separate management and ownership structures for Coors Ceramics will link equity based compensation more closely to the business in which its employees work; and

     . the spin-off will provide Coors Ceramics' management with increased strategic flexibility and decision-making power to realize significant growth opportunities.

     Shares of Coors Ceramics' common stock are expected to trade on the Nasdaq National Market under the symbol " ".

     The enclosed information statement explains the proposed spin-off in detail and provides important information regarding Coors Ceramics. We urge you to read it carefully. Please note that a shareholder vote is not required in connection with this matter, and holders of ACX's common stock are not required to take any action to participate in the spin-off. Thus, we are not asking you for a proxy.

                              Very truly yours,

                              William K. Coors
                              Chairman of the Board
                              ACX Technologies, Inc.

                      [Coors Porcelain Company Letterhead]


Dear Coors Porcelain Company Stockholder

     It is our joy to welcome you as an initial stockholder of Coors Porcelain Company. We will conduct the Coors Porcelain business as a separate company and our common stock will be publicly traded for the first time on January 4, 2000, following a "when issued" period in December 1999. You will receive a tax free stock dividend of one (1) share of Coors Porcelain Company common stock for each four (4) shares of ACX Technologies, Inc. that you own on the close of business on [_________], 1999. Shares of our stock will trade on the Nasdaq National Market under the symbol [________].

     Established in 1911, Coors Porcelain Company has grown to become a world leader in advanced technical ceramics. We have in recent years broadened our materials base to include fluoropolymers and precision machined metals. Our goal is to become a leading supplier of components and systems made from high performance materials by partnering with customers to provide manufacturing and engineering solutions.

     We are energized about the opportunities that our spin-off from ACX Technologies provides, and are enthusiastic about what the future holds. We believe that our company has great potential to grow and are excited about you growing with us as a Coors Porcelain Company stockholder.

     Congratulations on becoming one of the "founding" stockholders of Coors Porcelain Company!

                              Very truly yours,

                              Joseph Coors, Jr.
                              Chairman and Chief Executive Officer
                              Coors Porcelain Company

                            Coors Porcelain Company

                                  Common Stock
                           (par value $.01 per share)

     At this time, Coors Porcelain Company, doing business as "Coors Ceramics Company," is wholly owned by ACX Technologies, Inc. In this spin-off, ACX will distribute 100% of the shares of Coors Ceramics common stock to ACX shareholders. Each of you, as a holder of ACX's common stock, will receive one share of our common stock for every four shares of the common stock of ACX that you hold at the close of business on ____________, 1999, the record date for the spin-off.

     We are sending you this information statement to describe the spin-off. We expect the spin-off to occur on January 1, 2000. ACX will mail you certificates representing your proportionate number of shares of Coors Ceramics common stock on this day or as soon after this day as practicable. Immediately after the spin-off is completed, ACX will not own any shares of Coors Ceramics common stock, and we will be an independent, public company. We refer to ourselves in this information statement as "We," "Coors Ceramics" or the "Company."

     No shareholder action is necessary to receive your shares of Coors Ceramics common stock. This means that:

     .   you do not need to pay anything to ACX or to the Company; and

     . you do not need to surrender any shares of ACX's common stock to receive your shares of Coors Ceramics common stock.

In addition, a shareholder vote is not required for the spin-off to occur. ACX is not asking you for a proxy, and ACX requests that you do not send a proxy.

     There has been no trading market for Coors Ceramics common stock. However, we expect that a limited market for shares of our common stock will develop on or shortly before the record date for the spin-off, commonly known as a "when issued" trading market. We will apply to have our common stock traded in the Nasdaq National Market under the symbol " ".

     As you review this information statement, you should carefully consider the matters described in "Special Considerations" beginning on page 8.

                           _________________________


These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement.

                           _________________________

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. Changes may occur after the date of this Information Statement and neither Coors Ceramics nor ACX will update the information contained herein except in the normal course of their respective public disclosures.
                           _________________________

     Shareholders of ACX with inquiries related to the spin-off should contact Investor Relations at (303) 271-7005, or ACX's stock transfer agent and registrar, Norwest Bank Minnesota, NA, Shareowner Services, Post Office Box 64854, St. Paul, Minnesota 55164-0854. Norwest Bank Minnesota, NA is also acting as distribution agent for the spin-off.

       The date of this Information Statement is _______________, 1999.

                               Table of Contents

                                                                                                   Page
                                                                                                   ----
Available Information .............................................................................. ii
Summary ............................................................................................  1
Special Considerations .............................................................................  8
The Spin-Off ....................................................................................... 11
Relationship Between ACX and Coors Ceramics ........................................................ 15
Capitalization ..................................................................................... 17
Dividend Policy .................................................................................... 17
Pro Forma Consolidated Financial Information ....................................................... 18
Selected Consolidated Financial Data ............................................................... 22
Management's Discussion and Analysis of Financial Condition and Results of Operations .............. 23
Business ........................................................................................... 28
Management ......................................................................................... 34
Executive Compensation ............................................................................. 37
Security Ownership of 5% Beneficial Owners, Directors and Executive Officers of Coors Ceramics ..... 42
Description of Indebtedness ........................................................................ 44
Description of Capital Stock ....................................................................... 45
Anti-Takeover Effects of the Certain Provisions .................................................... 46
Liability and Indemnification of Officers and Directors ............................................ 53
Independent Accountants ............................................................................ 55
Index to the Consolidated Financial Statements of Coors Porcelain Company ..........................F-1

                             Available Information

     The Company has filed a Registration Statement on Form 10 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to its common stock. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information, reference is made hereby to the Registration Statement and such exhibits and schedules. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of these documents may be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from the Commission upon payment of the charges prescribed by the Commission by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also should be available through the Internet by using the SEC EDGAR Archive, the address of which is http:www.sec.gov.

     Following the spin-off, Coors Ceramics will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. The Company also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the spin-off, such reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above.

     No person is authorized by ACX or Coors Ceramics to give any information or to make any representations other than those contained in this Information Statement. If given or made, such information or representations must not be relied upon as having been authorized.

                                    Summary

     Because this is a summary, it does not contain all the information that may be important to you. You should read the entire Information Statement, including our historical and pro forma consolidated financial statements and the notes to those financial statements included in this information statement. Unless otherwise indicated, references in this document to "we," "us," "our," the "Company" or "Coors Ceramics" mean Coors Porcelain Company and its subsidiaries.

                                 Coors Ceramics

     Coors Ceramics is a wholly-owned subsidiary of ACX Technologies, Inc. ACX was spun -off from Adolph Coors Company in December 1992. At that time, ACX inherited many developmental and new technologies. In 1999, the last of these technologies was sold or closed its doors, allowing ACX to concentrate on its two core businesses, Graphic Packaging Corporation and Coors Ceramics. The Board of Directors of ACX has determined that these two core businesses can be operated and developed more effectively in the best interests of ACX's shareholders if Coors Ceramics becomes a separate, independent, publicly traded Company.

     Coors Ceramics has been in business since 1911 and is a world leader in the manufacture of advanced technical ceramics. In addition, the Company manufactures a wide variety of products from other engineered materials and is involved in the precision machining of metals. For some customers, Coors Ceramics integrates manufactured and purchased components into assemblies and systems. After the spin-off, Coors Ceramics will be an independent, publicly traded company that will continue to develop, manufacture and sell advanced technical ceramic and other engineered materials across a wide range of product lines for a variety of applications.

     Coors Ceramics sells its products primarily to industrial manufacturers for incorporation into their products and processes, providing components to virtually all of the commonly recognized industrial markets. Since approximately 90% of Coors Ceramics' products are manufactured to customer specifications, its reputation for expert custom product design, product quality and customer service is one of its most valuable assets.

     For the six months ended June 30, 1999 and for its fiscal year ended December 31, 1998, the revenues of ACX attributable to Coors Ceramics were $172 million and $297 million respectively.

     The Company's principal office is located at 16000 Table Mountain Parkway, Golden, Colorado 80403, and its telephone number is (303) 277-4000.

                                  The Spin-Off

     The following is a brief set of questions and answers about the spin-off.

Why is ACX spinning off Coors                .  To increase the borrowing capacity of Coors Ceramics.
Ceramics?
                                             .  To allow financial markets to evaluate ACX and Coors Ceramics separately.

                                             .  To give Coors Ceramics' management more flexibility to take advantage of growth opportunities, including using stock as currency for acquisitions.

                                             .  To more closely link equity-based compensation to Coors
                                                Ceramics' business results.

What do I have to do to participate in       Nothing; no shareholder vote or other action is required.  You do not
the spin-off?                                need to surrender any shares of ACX stock to receive shares of Coors
                                             Ceramics common stock in the spin-off.

What will I receive in the spin-off?         ACX will distribute one share of Coors Ceramics common stock for every four shares of ACX common stock owned as of the record date,
                                             _____, 1999.  You will continue to own your ACX stock.

How will ACX distribute the                  If you own ACX stock on the record date, Norwest Bank Minnesota,
Company's common stock to me?                NA will mail you a certificate representing your Coors Ceramics common stock on or about January 1, 2000.  Following the spin-off you may retain shares of Coors Ceramics, sell them, or transfer them to a brokerage or other account.  You will not receive new ACX stock certificates.

When is the record date?                     The record date is _______________, 1999.

What if I hold my shares of ACX stock        If you hold your shares of ACX stock through your stockbroker, bank
through my stockbroker, bank or other        or other nominee, you are probably not a shareholder of record and
nominee?                                     your receipt of Coors Ceramics common stock depends on your arrangements with the nominee that holds your shares of ACX stock for you.  We anticipate that stockbrokers and banks generally will credit their customers' accounts with Coors Ceramics common stock on or about January 1, 2000, but you should check with your stockbroker, bank or other nominee.  Following the spin-off you may instruct your stockbroker, bank or other nominee to transfer your shares of Coors Ceramics common stock into your own name.  If you own fractional shares, you will receive cash instead of your fractional share of Coors Ceramics common stock.  Fractional shares to be cashed out will be aggregated and sold by the distribution agent which will distribute to you your portion of the cash proceeds promptly after the spin-off.  No interest will be paid on any cash distributed in lieu of fractional shares.

What is the Company's dividend               Coors Ceramics currently anticipates that no cash dividends will be
policy?                                      paid on its common stock in the foreseeable future in order to conserve cash for the repayment of debt, future acquisitions and capital expenditures.  We expect that Coors Ceramics' Board will periodically reevaluate this dividend policy taking into account Coors
                                             Ceramics' operating results, capital needs, debt restrictions and other factors.

How will the Company's common stock          We have applied to have Coors Ceramics common stock traded in the
trade?                                       Nasdaq National Market under the symbol "__" and expect that regular trading will begin on January 4, 2000.  A temporary form of interim trading called "when-issued trading" may occur for Coors
                                             Ceramics common stock on or before __________, 1999 and continue through [December 31, 1999].  A when-issued listing can be identified by the letter "v" next to the Coors Ceramics common stock symbol in the Nasdaq National Market.  If when-issued trading develops, you may buy Coors Ceramics common stock in advance of the January 1,
                                             2000 spin-off.  You may also sell Coors Ceramics common stock in advance of such date on a when-issued basis.  When-issued trading occurs in order to develop an orderly market and trading price for
                                             Coors Ceramics common stock after the spin-off.  See pages 13 and 14.

                                             ACX stock will continue to trade on a regular basis and may also trade on an ex-dividend basis, reflecting an assumed post-spin-off value for
                                             ACX stock.  ACX stock ex-dividend trading, if available, could last from on or before ___________, 1999 through December 31, 1999.  If this occurs, an additional listing for ACX stock, followed by the "ex"
                                             letters, will appear on the New York Stock Exchange.

Is the spin-off taxable for U.S. tax         No; the Internal Revenue Service has ruled that the spin-off will be
purposes?                                    tax-free for U.S. tax purposes, except for taxes on any cash received instead of a fractional share.  To review tax consequences in detail, see page 8 and 13.

What are the risks involved in owning        The separation of Coors Ceramics from ACX presents certain risks.
Coors Ceramics common stock?                 For example, Coors Ceramics has no prior history of operating as an independent company.  Certain other risks are associated with owning
                                             Coors Ceramics common stock due to the nature of its business and the markets in which it competes.  You are encouraged to carefully consider these risks, which are described in greater detail on pages 8 to 10.

Will ACX and Coors Ceramics be               ACX will not own any Coors Ceramics common stock after the spin-
related in any way after the spin-off?       off, and Coors Ceramics will operate as an independent, publicly held company.  None of the directors or officers of the Company will remain directors or officers of ACX.  ACX will enter into agreements with Coors Ceramics to allocate responsibility for liabilities (including tax, environmental and other contingent liabilities associated with their respective businesses or otherwise to be assumed by Coors Ceramics or ACX), to separate their businesses, and to provide for the sharing of certain services on a transitional basis.  These agreements are described in greater detail on pages 15 and 16.

         What We Have Already Accomplished to Prepare for the Spin-Off

Board Appointments                           ACX has elected five directors to Coors Ceramics' Board.  See page 34.

Senior Management Appointments               The Coors Ceramics Board has voted to retain Joseph Coors, Jr. as the
                                             Company's Chairman and Chief Executive Officer, John K. Coors, as
                                             President, and Derek C. Johnson, who was newly elected to the office of Executive Vice President.  They will be joined by newly elected officers Joseph G. Warren, Jr., Chief Financial Officer, Katherine A.
                                             Resler,  General Counsel and Secretary, and Larry D. Murphy,
                                             Executive Vice President.  See pages 34 to 36.

New Debt Financing                           In contemplation of the spin-off, Coors Ceramics has negotiated
                                             $240 million in debt financing.  Coors Ceramics will pay $200 million of the net proceeds to ACX to repay intercompany obligations and as a special dividend.

U.S. Tax Ruling                              ACX received a tax ruling from the IRS stating that you will not recognize any U.S. federal tax as a result of receiving Coors Ceramics common stock in the spin-off.  If you receive cash for a fractional share, you may have to pay some federal tax if any gain is recognized.
                                             See pages 8 and 13.

               Information Regarding the Spin-off and the Company

Before the spin-off, you should direct inquiries relating to the spin-off to:

         Norwest Bank Minnesota, NA           ACX Technologies, Inc.
         Shareowner Services                  Investor Relations
         Post Office Box 64854                16000 Table Mountain Parkway
         St. Paul, Minnesota  55164-0854      Golden, Colorado  80403
         (651) 450-4064                       (303) 271-7005
         (800) 468-9716



After the spin-off, you should direct inquiries relating to an investment in Company common stock to:

                        Coors Ceramics Company
                        Investor Relations
                        16000 Table Mountain Parkway
                        Golden, Colorado  80403
                        (303) 277-4000

After the spin-off, the transfer agent and registrar for the Company's common stock will be:

                        Norwest Bank Minnesota, NA
                        Shareowner Services
                        Post Office Box 64854
                        St. Paul, Minnesota  55164-0854
                        (651) 450-4064
                        (800) 468-9716

                      Summary Financial And Operating Data

     The following tables present: 1) summary historical operating data for each of the last five fiscal years ended December 31, 1998 and for the six-month periods ended June 30, 1999 and 1998, 2) summary balance sheet data as of December 31 for the last five fiscal years and as of June 30, 1999 and 1998 and
3) pro forma selected financial data for the six months ended June 30, 1999, and the year ended December 31, 1998, as well as pro forma balance sheet data as of June 30, 1999. The information as of and for the six-months ended June 30, 1999 and 1998 and as of and for the years ended December 31, 1994 and 1995 is derived from our unaudited consolidated financial statements.

     Before the spin-off, we operated as a wholly owned subsidiary of ACX. Because the data reflect periods during which we did not operate as an independent company, the historical data may not reflect the results of operations or the financial condition that would have resulted if we had operated as a separate, independent company during the periods shown. We have presented unaudited pro forma financial information as of and for the six months ended June 30, 1999 and the year ended December 31, 1998 to give a better picture of what this information might have looked like if Coors Ceramics had been operated independently during this period. The data may not necessarily be indicative of our future results of operations or financial condition.

     The data presented in the table below are derived from our historical and pro forma consolidated financial statements and the notes to those financial statements included in this Information Statement. You should read these sections for a further explanation of the data summarized here.

     Earnings per share data is presented elsewhere in this Information Statement. See "Unaudited Pro Forma Consolidated Financial Statements."


Historical Selected Financial Data:                Six Months
(In thousands)                                   Ended June 30,                   Year Ended December 31,
                                              ---------------------   -------------------------------------------------------
                                                1999        1998        1998        1997        1996       1995       1994
                                              ---------   ---------   ---------   --------   ---------   --------   ---------
Consolidated Income Statement
Data:
 Net sales.................................   $171,990    $160,375    $296,614    $304,824    $276,352    $270,877   $231,288
 Gross profit..............................     42,039      40,868      73,708      85,003      76,132      80,166     63,570
 Selling, general and administrative
  expenses.................................     22,189      19,838      37,758      41,754      35,928      36,613     34,541
 Asset impairment charges..................         --       6,232      11,814          --          --         438         --
 Operating income..........................     19,850      14,798      24,136      43,249      40,204      43,115     29,029
 Interest and other income (expense)-net...     (2,303)     (2,039)     (3,524)        (68)         (6)        393       (354)

 Income tax expense........................      6,492       4,755       7,682      16,192      14,996      14,545     11,304
 Net income................................     11,055       8,004      12,930      26,989      25,202      28,963     17,371

-----------------------------------------------------------------------------------------------------------------------------

                                                     June 30,                            December 31,
                                                     --------                            -----------------------
                                               1999        1998        1998         1997        1996        1995       1994
                                             --------    --------    --------    --------    --------    --------   --------
Consolidated Balance Sheet Data:
 Total Assets............................    $321,192    $274,513    $278,359    $262,687    $216,635    $189,191   $165,804
 Working capital.........................      65,615      77,898      89,295      71,649      62,480      47,567     42,337
 Long-term debt payable to Parent........      50,000      50,000      50,000          --          --          --         --
 Total shareholder's equity..............     176,450     160,251     165,825     203,155     163,463     130,381    115,886

Pro Forma Selected Financial Data:                        Six Months            Year Ended
(In thousands)                                       Ended June 30, 1999    December 31, 1998
                                                     -------------------    -----------------
Consolidated Income Statement Data:
   Net sales                                                    $171,990              $296,614
   Gross profit                                                   42,039                73,708
   Selling, general and administrative expenses                   22,189                37,758
   Asset impairment charges                                           --                11,814
   Operating income                                               19,850                24,136
   Interest and other income (expense)-net                        (7,857)              (13,997)
   Income tax expense (benefit)                                    4,437                 3,776
   Net income                                                      7,556                 6,363

                                                             June 30, 1999
                                                             -------------
Consolidated Balance Sheet Data:
Total assets                                                    $326,192
Working capital                                                   81,443
Long-term debt                                                   205,000
Total shareholders' equity                                        42,278

                            Special Considerations

We have no operating history as an independent company

  We do not have an operating history as an independent company. Our business has historically relied on ACX for various financial, managerial and administrative services and has been able to benefit from the earnings, assets and cash flows of ACX's other businesses. ACX will not be obligated to provide assistance or services to Coors Ceramics after the spin-off, except as described in the Distribution Agreement, the Transition Services Agreement and the other agreements entered into by the companies in connection with the spin-off. See "Relationship Between ACX and Coors Ceramics."

  Following the spin-off, we will incur the costs and expenses associated with the management of a public company and will incur interest expense significantly in excess of that incurred historically. While we have been profitable as part of ACX, there can be no assurance that, as a stand-alone company, our future profits will be comparable to historical combined results before the spin-off. The spin-off may result in some temporary disruption to the business operation, as well as to the organization and personnel structure, of Coors Ceramics.

You have potential federal income tax liabilities

  The IRS has issued a Tax Ruling to the effect that, among other things, the spin-off would be tax free to ACX and ACX shareholders under Section 355 of the Code except to the extent that cash is received in lieu of fractional shares. The Tax Ruling, while generally binding upon the IRS, is based upon factual representations and assumptions and commitments on behalf of Coors Ceramics with respect to future operations made in the ruling request. If those factual representations and assumptions were incomplete or untrue in a material respect, or the facts upon which the Tax Ruling is based are materially different from the facts at the time of the spin-off, or if Coors Ceramics does not meet certain commitments made, the IRS could modify or revoke the Tax Ruling retroactively.

  If the spin-off failed to qualify under Section 355 of the Code, corporate tax would be payable by the consolidated group of which ACX is the common parent based upon the difference between the aggregate fair market value of the Coors Ceramics business and the adjusted tax bases of such business to ACX prior to the spin-off. The corporate level tax would be payable by ACX. We have agreed to indemnify ACX for this and other tax liabilities if they result from certain actions taken by Coors Ceramics, or from the spin-off. See "Relationship between ACX and Coors Ceramics--Tax Sharing Agreement." In addition, under the Code's consolidated return regulations, each member of ACX's consolidated group (including Coors Ceramics) is severally liable for these tax liabilities. If Coors Ceramics is required to indemnify ACX for these liabilities or otherwise is found liable to the IRS for these liabilities, the resulting obligation could exceed $50 million.

  If the spin-off were not to qualify under Section 355 of the Code, then each owner of ACX common stock who receives shares of Coors Ceramics common stock in the spin-off would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of Coors Ceramics common stock received.

We have increased our leverage and have replaced the financing ACX previously provided

  In connection with the spin-off, we have borrowed funds to settle intercompany obligations and to pay ACX a dividend to reimburse ACX for certain funds previously provided for acquisitions. Following the spin-off we will no longer be under ACX's cash management policies. We believe that our cash flow from operations, together with availability under the credit facility referred to below in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Resources and Liquidity" and "Description of Certain Indebtedness," will be sufficient to satisfy our future working capital, capital expenditure and debt service requirements and funding needed for acquisitions. However, we cannot assure you that this will prove to be the case.

  The Company's increased debt will mean that we will need to generate a minimum level of cash flow from operations in order to meet required repayments of interest and principal. In addition, the credit agreements impose certain restrictions on the conduct of our business following the spin-off.

We have agreed to restrictions and adopted policies that could have possible anti-takeover effects

  We have agreed to certain restrictions on our future actions to assure that the spin-off will be tax-free, including restrictions with respect to an acquisition of shares of Coors Ceramics common stock. If we fail to abide by these restrictions, and as a result the spin-off fails to qualify as a tax-free reorganization, Coors Ceramics will be obligated to indemnify ACX for any resulting tax liability. The potential tax liability that could arise from an acquisition of shares of Coors Ceramics common stock, together with our related indemnification obligations, could have the effect of delaying, deferring or preventing a change of control of Coors Ceramics. See "Relationship between ACX and Coors Ceramics--Tax Sharing Agreement."

  Several provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could deter or delay unsolicited changes in control of the Company. These include provisions creating a classified Board of Directors and limiting the stockholders' powers to remove directors or take action by written consent instead of at a stockholders' meeting. In addition, the Company's Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue preferred stock. In addition, Coors Ceramics has adopted a stockholders rights plan that could make an unsolicited takeover offer uneconomical without prior Board approval. These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Anti-Takeover Effects of The Company's Articles and Bylaws" and "Description of Capital Stock."

We have significant competition

  Competition in the advanced ceramics industry is vigorous and comes primarily from overseas. Principal competitive factors in the worldwide market include price, quality and delivery schedules. Our products also face competition from metals and other materials based primarily on price and weight. We believe we will be able to compete successfully in this environment although we cannot guarantee this.

  We also face competition in our precision metal machining business and in the fluoropolymer material business from a multitude of relatively small domestic companies. We believe there is an opportunity for us, as a larger company, to compete successfully in this market but we cannot guarantee our success.

We face risks relating to international sales and currency fluctuations

  The Company is subject to risks associated with selling products in foreign countries, primarily risks of fluctuating currency exchange rates.
International sales, primarily in Western European and Far East markets, constituted approximately 25% of our sales in 1998. We selectively hedge the U.S. dollar against foreign currencies used in these markets to mitigate the effects of adverse currency fluctuations when sales are made in the foreign currency. The strength of the U.S. dollar relative to the currency of our customers or competitors also may have an impact on our profit margins or sales to international customers. We cannot assure you that these risks will not have a material adverse effect on our business, financial condition or results of operations.

Our profitability is sensitive to economic conditions affecting end users of our products

  Since we sell our products primarily to industrial manufacturers for incorporation into their products or processes, our business is sensitive to changes in economic conditions that affect the industries in which the end users of our products operate such as semiconductor, automotive, oil and gas and pulp and paper. Sales fluctuations in an industry that incorporates the Company's products into its products could directly affect our sales to that market. We cannot assure you that these risks will not have a material adverse effect on our business, financial condition or results of operations.

Our profitability and growth are subject to risks related to a significant customer

  We anticipate that 20% of our revenues in 1999 will come from one customer, Applied Materials, Inc., a semiconductor equipment manufacturer. Our dependence on this customer may increase as we further develop our strategic supplier relationship. Any disruption in this relationship, including a downturn in Applied Materials' business, would have a material adverse effect on our sales.

We are subject to extensive governmental regulation/environmental matters

  We are subject to numerous federal, state and local environmental laws and regulations of the U.S. and other countries in which we have operations. Our operations are also governed by laws and regulations relating to worker health and workplace safety. Based on ACX's experience to date, we believe that liability for environmental conditions and the future cost of compliance with existing environmental or occupational health and safety laws and regulations will not have a material adverse effect on our businesses or financial condition. However, the impact of any future changes in laws and regulations cannot be predicted. See "Business--Environmental Matters."

We are parties to litigation

  In the ordinary course of business, we are subject to claims, lawsuits and contingent liabilities including claims by current and former employees. Although the Company is defending against these cases, we cannot assure you that the ultimate outcome of any or all of these cases will not have a material adverse effect on our business, financial condition or results of operations. See "Business--Legal Proceedings."

Factors that may affect future results

  Certain statements in this document constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, 1) capturing new customers, successfully increasing sales to existing unaffiliated customers and the success of the Company's future years' revenue growth is dependent on numerous factors, including the continued strength of the U.S. and key foreign economies, the relative position of the U.S. dollar vis-a-vis key European and Asian currencies, the actions of competitors and customers, the Company's ability to execute its marketing plans and the ability of the Company to maintain or increase sales to existing customers and capture new business; 2) the Company's overall financial results and financial condition is dependent upon its customers' and suppliers' ability to execute their Year 2000 readiness plans; and 3) Coors Ceramics' ability to increase revenues and operating income is dependent upon its ability to continue its track record for new product innovation, general economic conditions such as the position of the U.S. dollar vis-a-vis other currencies, the availability and pricing of substitute materials such as metals and plastics, the performance of key industry segments such as semiconductor, automotive, and electronics and other factors.

                                 The Spin-Off

Reasons for the Spin-Off

  The ACX Board of Directors has determined that the distribution of 100% of the outstanding common stock of Coors Ceramics to owners of the common stock of ACX will enable the management of each of Graphic Packaging and Coors Ceramics to operate and develop these two core businesses more effectively. The ACX Board of Directors has concluded that the spin-off is in the best interests of ACX, Coors Ceramics and ACX's shareholders because it believes that:

     . separating Coors Ceramics from the packaging business of ACX will increase the borrowing capacity of Coors Ceramics by providing it with more efficient access to the debt markets;

     . having two separate public companies will enable financial markets to evaluate each company more effectively, thereby enhancing shareholder value over the long term for both companies and making the stock of each more attractive as currency for future acquisitions;

     . the spin-off will provide Coors Ceramics' management with increased strategic flexibility and decision-making power to realize significant growth opportunities; and

     . having a separate management and ownership structure for Coors Ceramics will provide equity based compensation that is more closely related to the business in which its employees work.

Manner of Effecting the Spin-Off

  ACX will effect the spin-off by distributing all issued and outstanding shares of Coors Ceramics common stock to holders of record of ACX common stock as of the close of business on ________, 1999. The spin-off will be made on the basis of one share of Coors Ceramics common stock for every four shares of ACX common stock (the "Distribution Ratio") held as of the close of business on _________, 1999. If you receive fractional shares as a result of the Distribution Ratio, you will receive cash instead of fractional shares of Coors Ceramics common stock. Fractional shares to be cashed out will be aggregated and sold by the distribution agent which will distribute to you your portion of the cash proceeds promptly after the spin-off. No interest will be paid on any cash distributed in lieu of fractional shares.

  Norwest Bank Minnesota, NA, as distribution agent, will mail certificates representing the number of shares of Coors Ceramics common stock received by that stockholder in the spin-off. Following the spin-off, stockholders may transfer the shares to a brokerage account or may retain, transfer or sell the shares.

  No owner of ACX common stock will be required to pay any cash or other consideration for shares of Coors Ceramics received in the spin-off or to surrender or exchange any shares of ACX common stock to receive shares of Coors Ceramics. The actual total number of shares of Coors Ceramics common stock to be distributed will depend on the number of shares of ACX common stock outstanding on _______, 1999. The shares of Coors Ceramics common stock distributed in the spin-off will be fully paid and nonassessable and will not be entitled to preemptive rights. See "Description of Capital Stock."

Distribution Agreement

  The spin-off will be made pursuant to the Distribution Agreement between ACX and Coors Ceramics. It establishes the procedures to effect the spin-off and provides for the distribution of the Coors Ceramics common stock to the shareholders of ACX, the allocation to Coors Ceramics of certain assets and liabilities of ACX and the transfer to and assumption by Coors Ceramics of those assets and liabilities.

  The Distribution Agreement also contains agreements related to debt and financing arrangements. The Company has agreed that, concurrently with the spin-off, it will repay all outstanding intercompany debt owed by Coors Ceramics to ACX as of the Distribution Date. Coors Ceramics will repay intercompany debt from the net proceeds of the new credit arrangements and also pay a special dividend to ACX in the total amount of $200 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operation-Financial Resources and Liquidity."

  The Distribution Agreement provides for the continuation of existing insurance coverage under ACX insurance policies for Coors Ceramics until such coverage expires by its terms in March 2000 (for property insurance) and May 2000 (for casualty insurance) and for the allocation between ACX and Coors Ceramics of costs and liabilities associated with the insurance. Under the Distribution Agreement, ACX and Coors Ceramics have each agreed to retain, and to make available to the other, books and records and related assistance for audit, accounting, claims defense, legal, insurance, tax, disclosure, benefit administration and other business purposes. Each has also agreed to pay its own costs related to the spin-off and the Company has agreed to indemnify ACX if the spin-off is taxable or if ACX incurs certain liabilities. Under the Distribution Agreement, the companies will agree to enter into one or more joint defense agreements as necessary to provide for the management of litigation in which both ACX or its subsidiaries and Coors Ceramics or its subsidiaries are parties and the allocation of related costs, liabilities and recoveries and an environmental responsibility agreement allocating responsibility for environmental liabilities. Also, the Distribution Agreement provides that the ACX Board of Directors may determine not to proceed with the spin-off at any time prior to the Distribution Date, although such action is not anticipated.

  The Distribution Agreement provides for execution and delivery of the Agreements described in "Relationship between ACX and Coors Ceramics."

Results of Spin-Off

  After the spin-off, Coors Ceramics will be a separate public company. The number and identity of stockholders of Coors Ceramics immediately after the spin-off will be the same as the number and identity of shareholders of ACX on ______________, 1999. Immediately after the spin-off, Coors Ceramics expects to have approximately ______ holders of record of Coors Ceramics common stock and approximately __________ shares of Coors Ceramics common stock outstanding, based on the number of record shareholders and issued and outstanding shares of ACX common stock as of the close of business on _____________, 1999 and the Distribution Ratio. The actual number of shares of Coors Ceramics common stock to be distributed will be determined as of ________, 1999 and could be affected by, among other things, the exercise of ACX stock options, which as of September 30, 1999 could have been exercised for approximately one million shares of ACX common stock. The spin-off will not affect the number of outstanding shares of ACX common stock or the rights of ACX stockholders.

Other Consequences

  As of September 30, 1999, there were outstanding vested and unvested options to purchase approximately two million shares of ACX common stock held by persons who will be employed by Coors Ceramics after the spin-off. Coors Ceramics will grant substitute options for these outstanding ACX options. The exercise price for each substituted option granted by the Company will be based on the relative fair market values of the Coors Ceramics common stock and the ACX common stock using the closing price of ACX shares on the day prior to the ACX stock being traded on an ex-dividend basis and the when issued closing price of Coors Ceramics' stock on the day ACX begins trading on an ex-dividend basis. The number of shares will be determined by dividing the original exercise price of the ACX option by the exercise price of the substitute option, as determined above, and then multiplying the result by the original number of option shares. Substitute options will have the same vesting status and remaining exercise period as the correspondent ACX option.

  Similarly, the number of shares and the exercise price of the outstanding ACX options held by option holders who continue to be employed by ACX or one of its remaining subsidiaries after the spin-off will be adjusted based on the relative fair market values of the ACX common stock before and after the spin-off.

Tax Consequences of the Spin-Off

  The following is a summary description of the material U.S. tax consequences associated with the spin-off and is not intended to address every stockholder's tax consequences. In particular, this summary description does not cover state, local, municipal, provincial or non-U.S. tax consequences. Stockholders are strongly encouraged to consult their own tax advisors concerning the tax consequences of the spin-off applicable to them. In addition, stockholders residing outside of the U.S. are encouraged to seek tax advice regarding tax implications of the spin-off.

  ACX has received a ruling (the "Tax Ruling") from the Internal Revenue Service (the "IRS"). The Tax Ruling was issued based upon the accuracy of factual representations and assumptions and commitments as to Coors Ceramics' future operations made by ACX and Coors Ceramics in the ruling request and states, among other things, that the spin-off will qualify as a tax-free spin-off under
Section 355 of the U.S. Internal Revenue Code of 1986, as amended, for federal income tax purposes. No gain or loss will be recognized by ACX shareholders as a result of their receipt of Coors Ceramics common stock in the spin-off, except for any cash received in lieu of fractional shares. See "Manner of Effecting the Spin-Off." However, if the factual basis or assumptions upon which the ruling was granted prove to be incorrect, or if Coors Ceramics does not meet certain commitments made in the tax ruling request, there could be tax consequences. See "Special Considerations - You could have federal income tax liabilities."

  In connection with the spin-off, a shareholder's tax basis in ACX common stock will be apportioned between ACX common stock and Coors Ceramics common stock received in the spin-off according to the relative fair market values of the shares at the time of the spin-off. In January 2000, ACX will send a letter to shareholders that will explain the way to allocate tax basis between ACX common stock and Coors Ceramics common stock distributed in the spin-off. The holding period of the Coors Ceramics common stock received in the spin-off will include the holding period of the ACX common stock with respect to which the Coors Ceramics common stock will be distributed, provided the ACX common stock is held as a capital asset on _________, 1999.

Listing and Trading of Coors Ceramics Common Stock

  There currently is no public market for Coors Ceramics' common stock. We have applied to include the Coors Ceramics common stock in the Nasdaq National Market, and we expect that a when-issued trading market for Coors Ceramics common stock will develop on or before __________, 1999.

  The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the Coors Ceramics common stock may trade on a when-issued basis cannot be predicted. Until the Coors Ceramics common stock is fully distributed and an orderly market develops, the prices at which trading in the stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully-distributed issue.

  The prices at which the Coors Ceramics common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for Coors Ceramics common stock, investor perceptions of Coors Ceramics, its business and prospects, results of operations, and general economic and market conditions.

  Prior to the spin-off, ACX common stock will continue to trade on a regular basis and may also trade on an ex-dividend basis, reflecting an assumed post-spin-off value for ACX common stock. ACX common stock ex-dividend trading, if available, could last from ____________, 1999 through _________, 2000. If ACX common stock ex-dividend trading is not available, the New York Stock Exchange will require that shares of ACX common stock that are sold or purchased during the period beginning ___________, 1999 and ending on _______, 2000 be accompanied by due bills representing the Coors Ceramics common stock distributable with respect to those shares and that during such period neither the ACX common stock nor the due bills may be purchased or sold separately.

  The Transfer Agent and Registrar for the Coors Ceramics common stock will be Norwest Bank Minnesota, NA, Shareowner Services, Post Office Box 64854, St. Paul, Minnesota 55164-0854. As of ___________, 1999, there were approximately ________ record holders of ACX common stock, which approximates the number of prospective record holders of Coors Ceramics common stock immediately after the spin-off.

  Coors Ceramics common stock distributed in the spin-off generally will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for securities received by persons who may be deemed to be affiliates of Coors Ceramics pursuant to Rule 405 under the Securities Act. Persons who may be deemed to be affiliates of Coors Ceramics after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with Coors Ceramics, including directors of Coors Ceramics. Persons who are affiliates of Coors Ceramics will be permitted to sell their shares of Coors Ceramics common stock received in the spin-off pursuant to Rule 144 under the Securities Act, but without regard to its holding period requirements.

Conditions; Termination

  It is expected that the spin-off will occur on January 1, 2000, provided that certain conditions set forth in the Distribution Agreement shall have been satisfied or waived by the ACX Board of Directors. These include, among other customary conditions, the following:

 .   The Tax Ruling shall continue to be in effect.

 . All material regulatory approvals necessary to consummate the spin-off shall have been received and be in full force and effect.

 .   Financing in the amount of at least $205 million shall have been obtained.

 . The Coors Ceramics common stock shall have been accepted for inclusion in the Nasdaq National Market, subject to official notice of inclusion.

 . The Coors Ceramics Board of Directors, as named under "Management-- Directors," shall have been elected, and Coors Ceramics Amended and Restated Articles of Incorporation and Amended and Restated Bylaws shall be in effect.

Satisfaction of these conditions will not create any obligation on the part of ACX, Coors Ceramics or any other person to effect or seek to effect the spin-off or alter the consequences of any termination of the Distribution Agreement from those set forth in the Distribution Agreement. See "Arrangements Between ACX and Coors Ceramics Relating to the Spin-Off--Distribution Agreement."

Reasons for Furnishing this Document

  This document is being furnished by ACX solely to provide information to ACX shareholders who will receive Coors Ceramics common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of ACX or Coors Ceramics. We believe that the information contained in this document is accurate as of the date on the cover. Changes may occur after that date, and neither ACX nor Coors Ceramics will update the information except as is required in the normal course of their public disclosure practices.

                  Relationship Between ACX and Coors Ceramics

  Prior to the spin-off, Coors Ceramics will continue to be a wholly-owned subsidiary of ACX. In the past, ACX and Coors Ceramics have engaged in various transactions with each other as a natural result of their affiliation. These relationships, which include financial support by ACX of Coors Ceramics, will cease in their current forms upon spin-off. After the spin-off, ACX will have no ownership interest in Coors Ceramics and will no longer provide managerial or financial support to it. ACX and Coors Ceramics have entered or will enter into contracts that will govern certain relationships between them following the Distribution, including the Distribution Agreement and the agreements described below. The Company and ACX believe that these agreements are at fair market value and are on terms comparable to those that would have been reached in arms-length negotiations had the parties been unaffiliated at the time of the negotiations.

  The Distribution Agreement and the other agreements described below are included as exhibits to the Company's Registration Statement on Form 10 of which this Information Statement is a part. The following are summaries and are qualified in their entirety by reference to the documents as filed. The Agreements will be effective on or before the Distribution Date. See "The Spin-Off -- Distribution Agreement."

Tax Sharing Agreement

  ACX, Coors Ceramics and their respective subsidiaries are parties to a Tax Sharing Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to the Coors Ceramics business for tax years prior to the spin-off and with respect to certain tax attributes of Coors Ceramics after the spin-off. In general, ACX is responsible for filing consolidated federal and combined or consolidated state tax returns and paying the associated taxes for periods through the Distribution Date. The Company will reimburse ACX for the portion of such taxes relating to the Coors Ceramics business. The Company is responsible for filing returns and paying taxes related to the Coors Ceramics business for periods beginning on or after the Distribution Date. ACX and the Company have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters. ACX and the Company will be responsible for their own taxes other than those described above.

  The Tax Sharing Agreement is designed to preserve the status of the spin-off as a tax-free distribution. Coors Ceramics has agreed that it will refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provides ACX with a ruling from the Internal Revenue Service or an opinion of tax counsel acceptable to ACX that the transaction will not adversely affect the tax-free nature of the spin-off. The transactions subject to these restrictions, which are not expected to materially affect the Company's operating flexibility, consist of liquidations, mergers or consolidations of Coors Ceramics, redemptions by Coors Ceramics of certain amounts of its stock, sales of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of the Company's common stock. In addition, Coors Ceramics has agreed to indemnify ACX against any tax liability or other expense it may incur if the spin-off is determined to be taxable as a result of the Company's breach of any covenant or representation contained in the Tax Sharing Agreement or the Company's action in effecting such transactions. By its terms, the Tax Sharing Agreement terminates when the statutes of limitations under applicable tax laws expire.

Transitional and Other Agreements

  In the past, ACX and Coors Ceramics have provided services for each other such as insurance administration, joint purchasing and telecommunications services. To facilitate an orderly and mutually beneficial transition to the status of two separate public companies, certain of these services will continue to be provided by contract on a transitional basis for up to one year following the Distribution Date. ACX and Coors Ceramics and subsidiaries of ACX and Coors Ceramics, as applicable, will enter into one or more Transition Agreements to provide services deemed necessary or desirable by the parties. The agreements referred to above, individually or collectively, are not material to the business of Coors Ceramics.

          ACX and Coors Ceramics have agreed to enter or cause their respective subsidiaries to enter into a joint defense agreement with respect to any litigation or matter in which both ACX (or one or more of its subsidiaries) and Coors Ceramics (or one or more of its subsidiaries) are involved and an environmental responsibility agreement allocating responsibility for
environmental liabilities.   ACX, Coors Ceramics and their respective
subsidiaries have agreed to give notice and to cooperate with respect to any such environmental matter and have agreed to indemnify one another for their respective environmental practices under the environmental responsibility agreement. Any joint defense agreement would provide for management of the proceeding and allocation of related costs, liabilities and recoveries. The stated terms of any joint defense agreement that may be entered into would typically be tied to the duration of the litigation that is the subject matter of the agreement.

                                 Capitalization

  The following table sets forth the capitalization of Coors Ceramics as of June 30, 1999 (actual) and after giving pro forma effect to the spin-off and related transactions. On January 4, 2000, Coors Ceramics will receive approximately $200 million in net proceeds from the incurrence of $205 million in debt. Coors Ceramics will use the net proceeds to retire the notes and advances payable to ACX and to pay ACX a special dividend. As of June 30, 1999, Coors Ceramics had notes and advances payable to ACX of approximately $69 million, principally as a result of acquisitions and internal allocation of debt. This amount could increase or decrease before repayment based upon normal interim operating cash receipts and payments and acquisition funding requirements.

                                                                                 As of
                                                                             June 30, 1999
                                                                        Actual     Pro forma (1)
                                                                       ---------   -------------
                                                                            (In Thousands)
                                                                             (Unaudited)
Long-term debt (2)..................................................   $      --        $205,000
Notes and advances payable to ACX (3)                                     69,327              --
Shareholder's equity:
 Common stock, 200,000 shares authorized, $50 par value per share
  (actual), 100,000,000 shares authorized, $.01 par value
  (pro forma); 200,000 shares issued and outstanding (actual),
  7,112,153 shares issued and outstanding (pro forma) (4)(5)........      10,000              71
  Paid-in capital...................................................      75,060          42,800
 Retained earnings..................................................      91,983              --
 Accumulated other comprehensive income.............................        (593)           (593)
                                                                        ---------       ---------
     Total shareholder's equity.....................................     176,450           42,278
                                                                       ---------        ---------
Total Capitalization................................................    $245,777         $247,278
                                                                       =========        =========

______________________

(1) See the Pro Forma Consolidated Financial Information and notes thereto included elsewhere herein.
(2) See Note 2(a) to the Pro Forma Consolidated Financial Information.
(3) See Note 2(d) to the Pro Forma Consolidated Financial Information.
(4) See Note 2(f) to the Pro Forma Consolidated Financial Information.
(5) The number of shares outstanding after giving effect to the spin-off was determined based upon the number of shares of ACX common stock outstanding at June 30, 1999 and reflects the assumed distribution of one share of Coors Ceramics common stock for four shares of ACX common stock. The actual number of shares distributed will depend on the number of shares of ACX common stock outstanding on __________, 1999.

                                Dividend Policy

  Coors Ceramics currently anticipates that no cash dividends, other than the special dividend to ACX referenced above in "Capitalization," will be paid on its common stock in the foreseeable future in order to conserve cash for the repayment of debt, future acquisitions and capital expenditures. The decision as to whether to declare any future dividend and the amount thereof, if any, will be in the sole discretion of Coors Ceramics Board of Directors. Any additional future payment of dividends will depend upon the financial condition, capital requirements, debt covenants and restrictions, and earnings of Coors Ceramics, and such other factors that the Coors Ceramics Board of Directors may deem relevant.

                  Pro Forma Consolidated Financial Information

                                  (Unaudited)

  The following unaudited Pro Forma Consolidated Statements of Income for the six months ended June 30, 1999 and the year ended December 31, 1998 present the results of operations and consolidated financial position of the Company assuming that the transactions contemplated by the spin-off had been completed as of the beginning of the year ending December 31, 1998. The unaudited Pro Forma Consolidated Balance sheet as of June 30, 1999 assumes the transactions contemplated by the proposed spin-off occurred on that date. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the spin-off on the Company's historical financial information. The adjustments are described in the Notes to the Pro Forma Consolidated Financial Information (Unaudited) and are set forth in the "Pro Forma Adjustments" columns.

  The unaudited Pro Forma Consolidated Financial Information of Coors Ceramics should be read in conjunction with the historical financial statements of Coors Ceramics beginning on page F-1. We have presented unaudited pro forma financial information as of and for the six months ended June 30, 1999 and for the year ended December 31, 1998 to give you a better picture of what our financial statements might have looked like if Coors Ceramics had been operated independently during this period. Actual results may have differed from pro forma results if we were operated independently. You should not rely on the pro forma financial information as being indicative of the financial position that would have resulted, the results of operation that would have been attained or future results after the spin-off.

                            Coors Porcelain Company
                   Pro Forma Consolidated Statement of Income
                         Six Months Ended June 30, 1999
                     (In thousands, except per share data)
                                  (Unaudited)

                                                                     Pro Forma
                                                      Historical    Adjustments           Pro Forma
                                                      -----------   ------------          ----------
Sales.......................................            $171,990                           $171,990
Cost of goods sold..........................             129,951                            129,951
                                                        --------                           --------
Gross profit................................              42,039                             42,039

Selling, general and administrative.........              22,189                             22,189
                                                        --------                           --------

Operating income............................              19,850         --                  19,850

Other income (expense):
     Interest expense
          Interest expense on debt..........              (2,000)        (5,554)   (2a)      (7,554)
          Other interest expense............                (351)                              (351)
                                                        --------       --------            --------
     Total interest expense.................              (2,351)        (5,554)             (7,905)
                                                                       --------
     Interest income........................                  48                                 48
                                                        --------                           --------

Income before income taxes..................              17,547         (5,554)             11,993
Income tax expense..........................               6,492         (2,055)   (2b)       4,437
                                                        --------        -------            --------
Net income..................................            $ 11,055        $(3,499)           $  7,556
                                                        ========        =======            ========

Net income per share of basic common stock                 $1.55        $ (0.49)              $1.06
                                                        ========        =======            ========
Weighted average shares outstanding-basic (2g)             7,109          7,109               7,109
                                                        ========        =======            ========

Net income per share of diluted common stock               $1.54        $ (0.49)              $1.05
                                                        ========        =======            ========
Weighted average shares outstanding-diluted (2g)           7,184          7,184               7,184
                                                        ========        =======            ========

       See Notes to the Pro Forma Consolidated Financial Statements (Unaudited).

                            Coors Porcelain Company
                     Pro Forma Consolidated Balance Sheet
                                 June 30, 1999
                       (In thousands, except share data)
                                  (Unaudited)

                                                                                                   Pro
                                                                   Pro Forma                       ---
                                                           Historical    Adjustments              Forma
                                                          -----------   ------------             ------
Assets
Current assets:

  Cash and cash equivalents...........................       $   ----      $ 205,000    (2a)     $  ----
                                                                            (200,000)   (2d)
                                                                              (5,000)   (2e)
  Accounts receivable, less allowance for doubtful
   account of $2,491..................................         52,985                              52,985
   Inventories........................................         65,875                              65,875
  Other assets........................................         12,028                              12,028
                                                             --------         -------            --------
       Total current assets...........................        130,888           ---               130,888
                                                             --------         -------            --------

Properties, net.......................................        139,293                             139,293
Goodwill..............................................         36,682                              36,682
Debt issuance costs...................................                         5,000    (2e)        5,000
Other assets..........................................         14,329                              14,329
                                                             --------         -------            --------
   Total assets.......................................       $321,192         $5,000             $326,192
                                                             ========         =======            ========

Liabilities And Shareholder's Equity
Current liabilities:
   Accounts payable...................................       $ 15,437                            $ 15,437
   Accrued salaries and vacation......................         10,526                              10,526
   Accrued expenses and other liabilities.............         19,983         $3,499    (2c)       23,482
   Advances payable to Parent.........................         19,327        (19,327)   (2d)         ----
                                                             --------        -------             --------
       Total current liabilities......................         65,273        (15,828)              49,445
                                                             --------        -------             --------

Long-term debt........................................         50,000         205,000   (2a)      205,000
                                                                              (50,000)  (2d)

Accrued post-retirement benefits......................         15,327                              15,327
Other long-term liabilities                                    14,142                              14,142
                                                             --------        -------             --------
  Total liabilities...................................        144,742        139,172              283,914
                                                             --------        -------             --------

Shareholder's equity:
Common stock, 200,000 authorized, $50 par value per
 share (actual), 100,000,000 shares authorized,
 $.01par value (pro forma); 200,000 shares issued and
 outstanding (actual), 7,112,153 shares issued and
 outstanding (pro forma)..............................         10,000         (9,929)   (2f)           71
 Paid-in capital......................................         75,060        (42,189)   (2d)       42,800
                                                                               9,929    (2f)
Retained earnings.....................................         91,983         (3,499)   (2a,b)         --
                                                                             (88,484)   (2d)
Accumulated other comprehensive income................           (593)                               (593)
                                                             ---------      --------             ---------
  Total shareholder's equity..........................        176,450       (134,172)              42,278
                                                             --------       ---------            ---------
Total liabilities and shareholder's equity............       $321,192    $     5,000             $326,192
                                                             ========    ============            ========

       See Notes to the Pro Forma Consolidated Financial Statements (Unaudited).

                                      Coors Porcelain Company
                            Pro Forma Consolidated Statement of Income
                                   Year Ended December 31, 1998
                               (In thousands, except per share data)
                                            (Unaudited)

                                                                    Pro Forma
                                                     Historical    Adjustments           Pro Forma
                                                     -----------   ------------          ----------
Sales..............................................    $296,614                           $296,614
Cost of goods sold.................................     222,906                            222,906
                                                       --------       --------            --------
Gross profit.......................................      73,708          --                 73,708

Selling, general and administrative................      37,758                             37,758
Asset impairment charge............................      11,814                             11,814
                                                       --------       --------            --------
Operating income...................................      24,136          --                 24,136
Other income (expense):
     Interest expense:
          Interest expense on debt.................      (4,000)      $(10,473)   (3a)     (14,473)
          Other interest expense...................        (125)                              (125)
                                                       --------       --------            --------
     Total interest expense........................      (4,125)       (10,473)            (14,598)

Interest income....................................         601                                601
                                                       --------       --------            --------

Income before income taxes.........................      20,612        (10,473)             10,139
Income tax expense.................................       7,682         (3,906)   (3b)       3,776
                                                       --------       --------            --------

Net income.........................................    $ 12,930        ($6,567)           $  6,363
                                                       ========       ========            ========

Net income per share of basic common stock.........       $1.81       $  (0.92)              $0.89
                                                       ========       ========            ========
Weighted average shares outstanding-basic (3c).....       7,126          7,126               7,126
                                                       ========       ========            ========

Net income per share of diluted common stock.......       $1.78       $  (0.90)              $0.88
                                                       ========       ========            ========
Weighted average shares outstanding-diluted(3c)....       7,258          7,258               7,258
                                                       ========       ========            ========

           See Notes to Pro Forma Consolidated Financial Statements (Unaudited).

Notes to The Pro Forma Consolidated Financial Statements

                                  (Unaudited)

Note 1: The accompanying unaudited Pro Forma Consolidated Financial Information reflects all adjustments which, in the opinion of management, are necessary to present fairly the pro forma financial position and pro forma results of operations for Coors Ceramics Company ("Coors Ceramics" or the "Company") assuming the Company was a stand-alone entity. This information should be read in conjunction with Coors Ceramics' historical financial statements and notes thereto beginning on page F-1 in the latter portion of this document.

Note 2: The pro forma adjustments to the accompanying historical financial information as of and for the six months ended June 30, 1999 are described below:

(a) Historical interest expense relates to interest charged on intercompany debt of $50.0 million at an 8% annual rate. This debt will be paid off at the time of the spin-off. On a pro forma basis, debt of $205.0 million will be incurred consisting of an $85.0 million revolver at LIBOR plus 2% (of which $50.0 million will be borrowed) and Senior Term A debt of $80.0 million at LIBOR plus 2%, both of which have a five-year maturity. In addition, the Company will have Senior Term B debt of $75.0 million at LIBOR plus 2.75% with a seven year maturity. The interest rate used for the June 30, 1999 pro forma statements was 7.37%. A 1/8% increase/decrease in the rate used would have increased/decreased the recorded interest expense by $0.1 million.

(b) Income tax is adjusted for the pro forma adjustment in Note 2(a) at the effective rate of 37.0%.

(c) Accrued expenses and other liabilities is adjusted for Note 2(b).

(d) The Company will pay $200.0 million of the debt proceeds discussed at Note 2(a) to ACX for reduction of intercompany debt, advances payable and payment of a special dividend. Advances payable to Parent consist of funds received from ACX primarily to fund the acquisitions of Edwards Enterprises and Precision Technologies, net of cash generated by the Company from operations.

(e) Debt issuance costs estimated at $5.0 million will be amortized over a five year period. The actual debt issuance costs could differ from this estimate.

(f) Adjustment to reflect the issuance of 7,112,153 shares of Common Stock, par value $0.01 per share as of January 1, 2000. The actual shares outstanding and the conversion ratio (currently assumed to be one Coors Ceramics share for every four shares of ACX) could differ from reported amounts.

(g) Basic and diluted weighted average number of shares outstanding are based on ACX's basic and diluted weighted average number of shares outstanding as of June 30, 1999 adjusted for the conversion ratio described in Note 2(f). All ACX common stock equivalents are included for purposes of determining diluted weighted average number of shares outstanding. The actual number of shares issued and the conversion ratio used in the spin-off could differ from these estimates.

Note 3: The pro forma adjustments to the accompanying historical financial information for the year ended December 31, 1998 are described below:

(a) Historical interest expense relates to interest charged on intercompany debt of $50.0 million at an 8% annual rate. See discussion of the anticipated debt structure in Note 2(a). The interest rate used for the December 31, 1998 pro forma statements was 7.06%. A 1/8% increase/decrease in the rate used would have increased/decreased the recorded interest expense by $0.3 million.

(b) Income tax is adjusted for pro forma adjustment in Note 3(a) at the effective rate of 37.3%.

(c) Basic and diluted weighted average number of shares outstanding are based on ACX's basic and diluted weighted average number of shares outstanding as of December 31, 1998 adjusted for the conversion ratio described in Note 2(f). All ACX common stock equivalents are included for purposes of determining diluted weighted average number of shares outstanding. The actual number of shares issued and the conversion ratio used in the spin-off could differ from these estimates.

                     Selected Consolidated Financial Data

  The following table summarizes certain selected financial data of Coors Ceramics. The Income Statement data set forth below for each of the three years in the three-year period ended December 31, 1998 and the Balance Sheet Data as of the end of each year in the three-year period ended December 31, 1998 are derived from audited financial statements of Coors Ceramics. The Income Statement data set forth below for the years ended December 31, 1995 and 1994 and for each of the six-month periods ended June 30, 1999 and 1998 and the Balance Sheet Data as of December 31, 1995 and 1994 and June 30, 1999 and 1998 are derived from unaudited consolidated financial statements of Coors Ceramics. The historical selected financial data may not necessarily be indicative of Coors Ceramic's past or future performance as an independent company. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Coors Ceramics' Consolidated Financial Statements and notes thereto included elsewhere in this document.

  Earnings per share data is presented elsewhere in this Information Statement. See "Unaudited Pro Forma Consolidated Financial Statements."

                                          Six Months
                                        Ended June 30,                   Year Ended December 31,
                                    ---------------------               ------------------------
                                       1999        1998        1998                1997               1996        1995       1994
                                     ---------   ---------   ---------   ------------------------   ---------   --------   ---------

Historical Selected Financial
 Data:
(In thousands)
Consolidated Income Statement Data:
 Net sales.........................  $171,990    $160,375    $296,614                   $304,824    $276,352    $270,877   $231,288
 Gross profit......................    42,039      40,868      73,708                     85,003      76,132      80,166     63,570
 Selling, general and
  administrative
  expenses.........................    22,189      19,838      37,758                     41,754      35,928      36,613     34,541
 Asset impairment charges..........        --       6,232      11,814                         --          --         438         --
 Operating income..................    19,850      14,798      24,136                     43,249      40,204      43,115     29,029
 Interest and other income.........    (2,303)     (2,039)     (3,524)                       (68)         (6)        393       (354)

  (expense)-net
 Income tax expense................     6,492       4,755       7,682                     16,192      14,996      14,545     11,304
 Net income........................    11,055       8,004      12,930                     26,989      25,202      28,963     17,371

------------------------------------------------------------------------------------------------------------------------------------


                                             June 30,                                December 31,
                                             --------                                ------------
                                         1999        1998        1998        1997        1996        1995        1994
                                         ----        ----        ----        ----        ----        ----        ----
Consolidated Balance Sheet Data:
 Total assets......................  $321,192    $274,513    $278,359    $262,687    $216,635    $189,191    $165,804
 Working capital...................    65,615      77,898      89,295      71,649      62,480      47,567      42,337
 Long-term debt payable to Parent      50,000      50,000      50,000          --          --          --          --
 Total shareholder's equity........   176,450     160,251     165,825     203,155     163,463     130,381     115,886

                      Management's Discussion And Analysis
                of Financial Condition And Results of Operations

General Overview.

  The following discussion and analysis is based on the separate historical financial statements of Coors Porcelain Company doing business as Coors Ceramics Company (the "Company" or "Coors Ceramics"). During the periods presented, the Company was a wholly owned subsidiary of ACX Technologies, Inc. ("ACX"). The Board of Directors of ACX has announced a plan to spin-off the Company on or about January 1, 2000. This plan is subject to certain requirements, most notably the ruling by the Internal Revenue Service of the transaction as a tax free distribution. ACX provides general management, legal, treasury, tax, internal audit, financial reporting and environmental services to the Company. These ACX costs have been allocated to Coors Ceramics and included in the discussion herein on a basis that management believes is reasonable. This allocation may not necessarily equal the costs that would have been or will be incurred by the Company on a stand-alone basis.

  The Company develops, manufactures and sells advanced technical products across a wide range of product lines for a variety of applications. It has been in business since 1911 and is the largest U.S. owned, independent manufacturer of advanced technical ceramics. The Company provides components to virtually every major industrial market.

  On March 1, 1999, the Company acquired all of the outstanding shares of Edwards Enterprises for approximately $18 million in cash. The acquisition has been accounted for under the purchase method of accounting and goodwill is approximately $4.2 million. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry.

  On March 12, 1999, Coors Ceramics acquired the net assets of Precision Technologies for approximately $22 million in cash and 300,000 warrants to purchase shares of ACX common stock at an exercise price equal to the fair market value at the date of closing. The warrants vest only upon the achievement of certain revenue goals within three years. The acquisition has been accounted for under the purchase method of accounting and goodwill is approximately $19.5 million. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical and aircraft industries.

Combined Results of Operations.

Comparison of Six Months Ended June 30, 1999 compared to Six Months Ended June 30, 1998

  Coors Ceramics' net sales increased $11.6 million or 7.24% to $172.0 million for the six months ended June 30, 1999 compared to $160.4 million for the same 1998 period. The acquisitions of Edwards Enterprises and Precision Technologies in March 1999 accounted for an increase in net sales of $24.5 million.
Excluding these acquisitions, net sales decreased $12.9 million as a result of price competition and weakened demand in the pulp and paper and electronics markets.

  Gross profit for the first six months of 1999 increased $1.2 million or 2.9% to $42.0 million compared to $40.9 million for the six months ended June 30, 1998. The increase is attributed to the acquisitions of Edwards Enterprises and Precision Technologies which contributed $5.5 million, partially offset by lower
revenues and competitive pricing pressures in the historic business.   Gross
margin of 24.4% for the first two quarters of 1999 declined compared with 1998 gross margin of the same period of 25.5% due to competitive pricing pressures.

  Operating income for the first six months of 1999 was $19.9 million, a $5.1 million or 34.1% increase compared to the first six months of 1998 of $14.8 million. In the first quarter of 1998, the Company recorded $6.2 million in asset impairment charges in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. This lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted the Company to negotiate termination of the agreement with IBM. In addition, the acquisitions of Edwards Enterprises and Precision

Technologies in March 1999 contributed $4.1 million to operating income for the first six months of 1999 while Coors Ceramics' business, excluding these acquisitions and asset impairment charges, operating income decreased $5.3 million for the first six months of 1999 compared to the same period in 1998 as a result of price competition.

  Net interest expense for the six months ended June 30, 1999 was $2.3 million compared to $2.0 million to the first six months of 1998. Two million of this expense consists of payments to ACX on intercompany debt for both of the six month periods ended June 30, 1999 and 1998.

  The consolidated effective tax rate was 37.0% for the six months ended June 30, 1999 and 37.3% for the same period in 1998.

Year Ended December 31, 1998 to Year Ended December 31, 1997

  Net sales for 1998 were $296.6 million, a decline of $8.2 million or 2.7%, over 1997 net sales of $304.8 million. The lower net sales in 1998 reflect downturns in sales to the semiconductor, pulp and paper, telecommunications, and petrochemical industries.

  Gross profit was $73.7 million in 1998, a decrease of $11.3 million or 13.3% from $85.0 million in 1997. The decrease is attributed to increased price competition, particularly in international markets due to the strength of the U.S. dollar vis-a-vis certain foreign currencies. Gross margins declined from 27.9% in 1997 to 24.8% in 1998 due to a decline in industries previously mentioned and competitive pricing pressures.

  Operating income for 1998 totaled $24.1 million, a decline of $19.1 million or 44.2%, from 1997 operating income of $43.2 million. Excluding the asset impairment charges discussed below, operating income totaled $36.0 million, a decline of $7.2 million or 16.7% from 1997. Other than the asset impairment charges, the lower operating income in 1998 reflects a downturn in sales to customers in key market segments and the effects of currency influenced price competition resulting from a strong U.S. dollar.

  Operating margins declined in 1998 to 8.1% from 14.2% in 1997. The lower operating margins in 1998 reflect $11.8 million in asset impairment charges discussed below, lower sales volumes in higher margin semiconductor and pulp and paper industry product lines and currency influenced price competition.

  During 1998, the Company recorded $11.8 million in asset impairment charges. A $6.2 million charge was taken in conjunction with the cancellation of the Company's C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. The lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted the Company to negotiate termination of the agreement with IBM. Consequently, the Company wrote off the long-lived assets associated with this project. The Company recorded an additional $5.6 million asset impairment charge at the Chattanooga, Tennessee operation after a review of estimated future cash flows indicated the carrying amount of the assets may not be recoverable.

  The allocation of long term debt from ACX resulted in an increase in interest expense from $68,000 in 1997 to $3.5 million in 1998.

The consolidated effective tax rate was 37.3% for 1998 compared to 37.5% in 1997.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996.

  Coors Ceramics' net sales for 1997 increased $28.4 million to $304.8 million over 1996 net sales of $276.4 million. This 10.3% increase is primarily attributable to a rebound in the telecommunications, semiconductor and data processing industries and increased sales volumes to the petrochemical industry. The August 1997 acquisition of Tetrafluor, a manufacturer of Teflon (R) fluoropolymer parts, extended the Company's material base and added $5.8 million in revenue for 1997. International sales as a percentage of total net sales decreased in 1997 to 27.0% from 30.5% in 1996.

The decrease in international sales in 1997 was due to gains in domestic sales, lower sales dollars from some international customers due to currency influenced price competition and weaker demand from certain foreign mining industry customers.

  Gross profit increased $8.9 million or 11.6% to $85.0 million in 1997 compared to $76.1 million in 1996 on the strength of increased sales and the acquisition of Tetrafluor which contributed $1.6 million. Gross margins increased slightly in 1997 to 27.9% from 27.5% in 1996.

  Operating margins decreased slightly in 1997 to 14.1% compared to 14.5% in 1996. The strength of the U.S. dollar compared to certain foreign currencies resulted in increased price competition in some foreign markets.

  On the strength of sales increases, the Company's operating income for 1997 rose $3.0 million, or 7.5%, to $43.2 million from 1996 levels.

 The consolidated effective tax rate was 37.5% for 1997 compared to 37.3% in 1996.

Liquidity and Capital Resources

  Coors Ceramics' liquidity is generated from both internal and external sources and is used to fund short-term working capital needs, capital expenditures and acquisitions. Internally generated liquidity is measured by net cash from operations, as discussed below, and working capital. At June 30, 1999, Coors Ceramics' working capital was $65.6 million with a current ratio of 2 to 1.

  In contemplation of the spin-off, the Company is negotiating a new $240 million credit facility consisting of an $85.0 million revolver and an $80 million Senior Term A facility both maturing in five years and a $75 million Senior Term B facility maturing in seven years. Borrowings under the credit facility will bear interest at rates generally based on LIBOR plus a spread that varies depending upon the Company's performance. The Company will pay $200.0 million of the debt proceeds to ACX for reduction of intercompany obligations and payment of a special dividend.

  In 1997 and 1996, the Company contributed its excess cash to ACX. In 1998, cash was retained by the Company and was not contributed to ACX. Capital expenditures for the three year period ended December 31, 1998 totaled $84.3 million and were used primarily for the addition of production capacity, as well as for computerized manufacturing equipment and enhancements to existing computer systems. The Company expects capital expenditures of $12.0 in 1999 and $25.0 million in 2000. On March 1, 1999, the Company acquired all of the outstanding shares of Edwards Enterprises for approximately $18.0 million in cash. On March 12, 1999, Coors Ceramics acquired the net assets of Precision Technologies for approximately $22.0 million in cash and 300,000 non-vested warrants to purchase shares of ACX common stock at an exercise price equal to the fair market value at the date of closing. The warrants vest only on the attainment of certain revenue thresholds. Acquisitions during 1998 utilized $0.9 million in cash for the acquisition of Pulsation Equipment. Cash utilized for acquisitions in 1997 and 1996 were $15.8 million and $6.6 million for the acquisitions of Tetrafluor, Inc. and H.B. Company, respectively.

  The impact of inflation on the Company's financial position and results of operations has been minimal and is not expected to adversely affect future results.

Impact of the Year 2000

  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define a specific year. If not corrected, a computer program that uses date-sensitive software may recognize a date "00" as the year 1900 rather than the year 2000. This could result in system failures or erroneous results to various activities and operations.

  Management has implemented a company wide program to prepare the Company's financial, manufacturing and other critical systems and applications for the year 2000. The program includes the establishment of a task force that has the support and participation of upper management and includes individuals from the Company and ACX with expertise in information technologies, risk management and legal. The Board of Directors of ACX monitors the progress of the program on a quarterly basis. The task force's objective is to ensure an uninterrupted transition to the year 2000 by assessing, testing, and modifying all information technology (IT) and non-IT systems, and third parties such as suppliers and customers.

  The Year 2000 task force has taken an inventory of all IT and non-IT systems. This inventory categorizes potential systems date failures into three categories: "major" (critical to production and could be business threatening with no short-term alternatives available); "limited" (disrupting to the business operations with short-term solutions available); and "minor" (inconsequential to the business operations). The task force has prioritized the program to focus first on "major" systems. It is the Company's goal to have all major and limited systems Year 2000 compliant by December 31, 1999.

  IT Systems - The Company is primarily using internal resources to remediate IT systems. The majority of the IT systems have been recently purchased from third party vendors. These systems were already Year 2000 compliant or had Year 2000 compliance upgrades. As of December 31, 1998, approximately 75% of the Company's IT systems were Year 2000 compliant. As of June 30, 1999, approximately 95% of the Company's IT systems were compliant.

  Non-IT Systems - The Company has approximately 18 manufacturing locations with varying degrees of non-IT systems (such as automated kiln systems, statistical process control systems, quality control systems, and machining equipment). The vast majority of these facilities are located in North America. To ensure Year 2000 compliance for non-IT systems, the Year 2000 task force has contacted the suppliers of these non-IT systems and obtained statements that the systems are Year 2000 compliant and is in the process of testing Year 2000 compliance. The majority of these non-IT systems use time intervals instead of dates and are Year 2000 compliant. Thus, the Company believes that potential disruptions of such systems due to the Year 2000 issue should be minimal. As of December 31, 1998 and June 30, 1999, approximately 80% and 100%, respectively, of the Company's "major" and "limited" non-IT systems are Year 2000 compliant. The "minor" non-IT systems are in various stages of compliance.

  Third Parties - The Year 2000 task force has been in contact with key suppliers and customers to minimize potential business disruptions related to the Year 2000 issue between the Company and these third parties. The task force has focused on suppliers and customers that are classified as "major" and
"limited."   While the Company cannot guarantee compliance by third party suppliers, the Company has developed contingency plans to ensure the availability of inventory supplies in the event a supplier is not Year 2000 compliant.

  Contingency Plan - The Company is in the process of finalizing a contingency plan in the event there are Year 2000 failures related to the Company's IT and non-IT systems and/or key third parties. The Company's manufacturing facilities are not interdependent in terms of non-IT systems, and its facilities utilize a diverse range of non-IT systems (i.e. kilns, and other manufacturing equipment). Thus, the contingency plan includes for non-IT systems the transfer of production between facilities and manufacturing equipment. Currently, the Company believes that there is enough manufacturing capacity to accommodate the contingency plan.

  The Company's major IT systems are heavily dependent on two vendors. These vendors have completed extensive Year 2000 testing on their products and indicate they are Year 2000 compliant. In addition, the Company has also performed Year 2000 testing and has found no compliance issues. The Company will continue to monitor its systems for Year 2000 compliance and will test such systems, as considered necessary.

  The Company is not dependent on any one supplier for raw materials and other items and services necessary for the manufacturing of its products. The Company has established back-up suppliers and will maintain adequate inventory levels at December 31, 1999 to minimize the potential business disruption in the event of a Year 2000 failure by a supplier.

  Costs - Through December 31, 1998, the Company has spent approximately $40,000 out of an estimated total of less than $500,000 related to the Year

2000 issue. As of June 30, 1999 the Company has spent $101,000 related to the Year 2000 issue. The Company has not separately tracked internal costs such as payroll related costs for its information technologies group and other employees working on the Year 2000 project. The Company expenses all costs related to the Year 2000 issue as incurred. These costs are being funded through operating cash flows.

  The Company's current estimate of the time and costs related to the remediation of the Year 2000 issue are based on the facts and circumstances existing at this time. New developments could affect the Company's estimates to remediate the Year 2000 issue. These developments include, but are not limited to: (i) the availability and cost of personnel trained in this area; (ii) the ability to identify and remediate all IT and non-IT systems; (iii) unanticipated failures in IT and non-IT systems; and (iv) the planning and Year 2000 compliance success that key customers and suppliers attain.

                                    Business

General

  Established in 1911, Coors Ceramics develops, manufactures and sells engineered solutions for a multitude of industrial and commercial applications that incorporate advanced materials such as technical ceramics, engineered plastics or precision machined metals into components, assemblies and systems.

Industry Overview

  Advanced technical ceramics, also known as engineered ceramics, are materials that exhibit superior mechanical properties, corrosion/oxidation resistance and thermal, electrical, optical and magnetic properties. In addition, recent acquisitions of companies offering plastics and metals fabrication, and assembly capabilities, has expanded Coors Ceramics ability to meet increasing market demand, particularly in the semiconductor industry, for a broader spectrum of material solutions.

Markets and Products

  Coors Ceramics provides components to virtually every major industrial market. The most important of these markets include:

  .   Semiconductor
  .   Electronics
  .   Advanced Products
  .   Pulp and Paper
  .   Wear and Mining

  Semiconductor covers the manufacture, assembly and integration of ceramic and metal components for use in semiconductor processing equipment. Currently, the semiconductor industry is one of the fastest growing market segments for our products. Opportunities exist in this industry to aggressively pursue new applications for ceramics to replace certain metal and other conventional materials used in a variety of applications. In addition, we can offer machined metal components and cleanroom assembly services for applications where ceramic is not the material of choice.

  Electronics is a diverse market group with applications in aerospace, automotive, computer, defense, power generation and distribution, and telecommunications. Materials used in this application include high purity ceramics often combined with metal components and precious metals plating.

  Advanced Products, the most diversified group of products, includes components for aerospace, automotive, chemical and material processing, computer, consumer, defense, electrical, fluid handling, mechanical, medical, paper, and petroleum markets. This category can include ceramics, plastics and metals. Materials and processes utilized offer specialized solutions for severe use applications.

  Pulp and Paper primarily involves the manufacture of wear and corrosion resistant components for the paper pulp processing industry. Materials include ceramics often in a composite form with plastics and/or metals.

  Wear and Mining includes products used in chemical and material processing, mining, paper, and other mechanical applications. Materials utilized include a wide selection of wear resistant ceramics. Contract, on-site installation service is also available.

  In order to successfully compete in our chosen markets, we must offer flexible production processes that are capable of producing custom designs. Over 90% of our products are custom made to specific customer requirements. Another competitive advantage we have is the ability to evaluate new materials, applications, and opportunities for value-added products. We place great value in building and maintaining close relationships with our customers.

 Some uses of our components include:

 . Fixtures for processing of silicon wafers in semiconductor chip fabrication; . Slitting knives and other processing and sizing devices used in high-speed paper making machines;
 . Seals and other pump components installed in automobiles, home appliances, chemical processing, and blood analysis equipment;
 . Valves used in fluid handling;
 . Precipitators used in pollution control equipment;
 . Power tubes used in electrical power generation installations;
 . Linings for pipe used in the processing of coal and other abrasive materials; . Substrates (or bases) for various electronic circuits, pressure sensors, and semiconductor chips that are critical components in computers, communications systems, automotive controls and military electronics;
 . Passive electronic components, such as capacitors and insulators, used in electrical devices; and
 . Advanced electronic ceramic packages, which are casings that surround a semiconductor chip, that insulate and connect the chip to printed circuitry. Cellular telephones, pagers, and radar detection devices require these packages due to their need for high reliability.

  We engineer and custom design our products to comply with specific customer requirements. Successful product design requires consultation with customers in their choice of the correct base material and selection by Coors Ceramics of the appropriate manufacturing processes. Since we sell our products primarily to industrial manufacturers for incorporation into their products or processes, the business is sensitive to changes in economic conditions that affect the end users of such products.

Materials and Services

  Ceramic products are nearly as hard as diamond, can withstand extreme temperatures, and have excellent electrical properties. These properties make ceramic an ideal material for a variety of industrial applications. Although sometimes more expensive than competing materials, such as plastics and metals, ceramic products provide higher value by contributing to longer product life and enabling customers to enhance their technologies.

  While advanced technical ceramics constitutes the majority of our base business, we believe there is a large potential for business using other materials such as metals and plastics. Two of our facilities are directly involved in the precision machining of metals such as stainless steel and aluminum for applications in the semiconductor equipment and aerospace markets. Both of these manufacturing sites, acquired in 1999, are capable of performing customer specified cleanroom assembly and packaging, which integrates the use of ceramics and metals. This business comprises 14.3% of our revenue year-to-date in 1999.

  We are also involved in the manufacture of fluoropolymer sealing system plastics used in the aerospace and industrial hydraulic equipment, fluid handling systems and transportation industries. This business segment represents 3.6% of our revenue year-to-date in 1999.

Strategy

  We seek to grow our business by devoting resources to new product and material development, internally and through acquisitions, particularly in industry segments that show the most growth potential. In pursuit of this strategy, we purchased Precision Technologies and Edwards Enterprises earlier this year. These acquisitions have strengthened our ability to service customers, particularly in the semiconductor industry, by broadening our materials offerings, including machined aluminum, and by positioning us to provide assembly services.

  Our reputation for expert custom product design, product quality, and customer service is one of our most valuable assets for achieving our strategy. We emphasize alliances with key customers in diverse industries to develop value added, engineered products. We continuously evaluate new materials and product offerings, often with customers, in order to anticipate and satisfy customers' future needs and to offer a greater range of products with improved performance characteristics.

Manufacturing and Raw Materials

  Ceramic manufacturing involves several steps. From raw material preparation to completion of the finished product, a typical component will be formed, fired and if necessary, machined, then inspected, packaged and shipped. The extent to which a part is processed is dependent on the specifications placed on the finished product by the customer. Limitations of the material and manufacturing process determine whether the part will be processed through secondary finishing steps to meet the final specification.

  The raw materials Coors Ceramics uses in its operations are readily available from diverse sources. Long term, volume agreements with suppliers assures the Company of consistent and ongoing supply of raw materials.

  Coors Ceramics owns or leases approximately 2.28 million square feet of manufacturing space in the United States and abroad. Overall, Coors Ceramics currently operates at approximately 75% of its available capacity. Capacity utilization is not currently a major constraint at Coors Ceramics' 18 manufacturing locations. These facilities specialize, to a certain degree, in a particular market and are located strategically to optimize customer service while minimizing manufacturing and transportation costs. Coors Ceramics continues to invest in computerized, high precision manufacturing equipment and believes it is well positioned for growth opportunities in both domestic and foreign markets.

Sales and Distribution

  Coors Ceramics sells products primarily to manufacturers, including original equipment manufacturers, for incorporation into industrial applications and consumer products. Coors Ceramics generates sales through direct sales employees located throughout the United States and Europe and manufacturers' representatives. Coors Ceramics' sales personnel, many with engineering expertise, receive substantial technical assistance and engineering support due to the highly technical nature of its products.

  International sales, primarily in Western Europe and Far East markets, constituted approximately 25%, 27%, and 31% of ceramic product sales in 1998, 1997, and 1996, respectively. Coors Ceramics selectively hedges the U.S. dollar against foreign currencies used in these markets in order to mitigate the effects of adverse currency fluctuations when sales are made in the foreign currency. The strength of the dollar relative to the currency of its customers or competitors may have an impact on Coors Ceramics' profit margins or sales to international customers.

  No single product line or class accounted for more than 10% of the Company's consolidated net revenue although sales to various industry groups such as the petrochemical, automotive, power generation and mining, and semiconductor industries comprised 16%, 13%, 12%, and 10%, respectively, of Coors Ceramics' 1998 consolidated net revenue.

  Coors Ceramics' 25 largest customers accounted for approximately 34% of its net sales for 1998, with no single customer representing more than 10% of Coors Ceramics' annual sales. A new focus on the semiconductor industry initiated in 1999 may result in an increased dependence on certain semiconductor equipment manufacturers with potential 1999 sales of 25%. Commitment to consistent high quality and customer service has earned Coors Ceramics sole supplier status with several major U.S. manufacturers and a leading position with several other major customers.

  As of June 30, 1999, Coors Ceramics had backlog orders of approximately $97.7 million, as compared to $95.0 million as of June 30, 1998. Coors Ceramics will ship most of the June 30, 1999 backlog before the end of September 1999. Customers may place annual orders, with shipments scheduled over a twelve-month period. Backlog orders may be higher for certain industrial product segments due to longer time periods between order and delivery dates under purchase orders. Sales are not seasonal but can be sensitive to overall economic conditions that affect the users of advanced ceramic products. Backlog is not necessarily indicative of past or future operating results.

Competition

  Competition in the advanced ceramics industry is vigorous and comes primarily from Kyocera Corporation (Japan), Morgan Crucible Co. (United Kingdom), NGK Insulators, Ltd. (Japan), CeramTec AG (Germany) and Saint Gobain (France). Principal competitive factors in the worldwide market include price (including the impact of currency fluctuations), quality, and delivery schedules. A major competitor in most of the markets it serves, Coors Ceramics holds a prominent position in many product lines. It has maintained long standing relationships with major corporations based on consistent high product quality and customer service, which management believes is Coors Ceramics' advantage in domestic and certain foreign markets.

  We also face competition in our precision metal machining business and in the fluoropolymer materials business from a multitude of relatively small domestic companies. We believe there is an opportunity for us, as a larger company, to compete successfully in these markets but we cannot guarantee our success.

  Ceramic materials offer advantages over conventional materials for applications in which certain properties such as high electrical resistance, hardness, high-temperature strength, wear and abrasion resistance, and precise machinability are important. Ceramic products, however, face competition from metals and other materials. For example, plastics are substituting ceramic in certain computer and telecommunications applications because of their lower cost and lighter weight. Coors Ceramics believes that the overall value of ceramic products continues to be attractive to customers. In accordance with the strategy outlined above, Coors Ceramics continues to explore and evaluate the development of, or acquisition of companies with, competing or complementary materials.

Research and Development

  The Company's ability to commercialize its technologies and compete effectively in its various markets depends significantly on its continued and timely development of innovative technology, materials, products and processes using advanced and cost-efficient manufacturing processes. Coors Ceramics believes its research and development expenditures will be adequate to meet its strategic objectives.

Patents, Proprietary Rights and Licenses

  Coors Ceramics holds a number of patents and pending patent applications in the U.S. and in foreign countries. Its policy generally is to pursue patent protection that it considers necessary or advisable for the patentable inventions and technological improvements of its business. Coors Ceramics also relies significantly on trade secrets, technical expertise and know-how, continuing technological innovations and other means, such as confidentiality agreements with employees, consultants and customers, to protect and enhance the Company's competitive position in its markets.

  Coors Ceramics considers the name "Coors" and the goodwill associated with it to be material to its customer recognition. As part of the spin-off of ACX from Adolph Coors Company, Coors Ceramics received certain licensing rights to use the Coors name.

  Coors Ceramics believes that it and its subsidiaries own or have the right to use the proprietary technology and other intellectual property necessary to their operations. Except as noted above, the Company does not believe that its success is materially dependent on the existence or duration of any individual patent, trademark or license or related group of patents, trademarks or licenses.

Environmental Matters

  The Company's operations are subject to all federal, state and local environmental, health and safety laws and regulations and, in a few instances, foreign laws, that regulate health and safety matters and the discharge of materials into air, land and water, and govern the handling and disposal of solid and hazardous wastes. Coors Ceramics believes it is in substantial compliance with applicable environmental and health and safety laws and regulations and does not believe that costs of compliance with these laws and regulations will have a material effect upon its capital expenditures, earnings or competitive position.

  Coors Ceramics has received a demand for payment arising out of contamination of a semiconductor manufacturing facility formerly owned by a subsidiary of Coors Ceramics, Coors Components, Inc. Colorado State environmental authorities are seeking clean up of soil and ground water contamination from a subsequent owner. Although Coors Ceramics does not believe it is responsible for the contamination or the cleanup, the parties agreed to a remediation plan. Coors Ceramics will manage the remediation and is responsible to pay from 10% to 15% of the remediation costs in excess of $500,000. There is no firm estimate of potential clean up costs, although management does not believe it will be material.

  Coors Ceramics has received a Unilateral Administrative Order issued by the EPA relating to the Rocky Flats Industrial Park (RFIP) Site, and is participating with the RFIP group to perform an Engineering Evaluation/Cost Analysis on the property including investigation and sampling. However, the remediation costs to date are below $500,000 and management does not expect costs to exceed this amount.

  The Company and some of its subsidiaries have been notified that they may be or have been named as potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. The Company cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation, or the availability of insurance. However, based on investigations to date, Coors Ceramics believes that any liability with respect to these sites would not be material to the financial condition or results of operations of Coors Ceramics, without consideration for insurance recoveries. There can be no certainty, however, that Coors Ceramics will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

  In addition, Coors Ceramics has received demands or requests for information relating to alleged contamination of various properties currently or formerly owned by the Company or to which the Company allegedly shipped waste. In management's opinion, none of these claims will result in liability that would materially affect the Company's financial position or results of operations.

Employees

  As of June 30, 1999, Coors Ceramics had approximately 3,200 full-time employees. None of the employees is subject to a collective bargaining agreement. Management considers its employee relations to be good.

Properties

  Coors Ceramics believes that its facilities are well maintained and suitable for its operations. The table below lists the Company's plants and most other physical properties and their locations and character.

Facility                            Location                   Character
-----------------------   ----------------------------   ----------------------
Manufacturing             Benton, Arkansas(1)            Ceramic Products
Manufacturing             Grand Junction, Colorado       Ceramic Products
Manufacturing             Chattanooga, Tennessee         Ceramic Products
Manufacturing             Hillsboro, Oregon              Ceramic Products
Manufacturing             Lawrence, Pennsylvania(2)      Ceramic Products
Manufacturing             Norman, Oklahoma               Ceramic Products
Manufacturing             Oklahoma City,                 Ceramic Products
                          Oklahoma(3)
Manufacturing             Glenrothes, Scotland           Ceramic Products
Manufacturing             Oak Ridge, Tennessee(4)        Ceramic Products
Manufacturing             Austin, Texas(5)               Ceramic Products,
                                                         Assembly Operations
Manufacturing and         Odessa, Texas                  Ceramic Products
Distribution Office
Manufacturing             El Segundo, California(2)      Fluoropolymer Products
Manufacturing and         Golden, Colorado(6)            Ceramic Products
   Company Offices
Manufacturing             Newark, California             Metal Machining and
                                                         Assembly Operations
Manufacturing             Livermore, California(5)       Metal Machining and
                                                         Assembly Operations

_______________

(1)  Three facilities.
(2)  Leased facility.
(3)  Two facilities, one of which is leased.
(4)  Three facilities, one of which is leased.
(5)  Three facilities, all of which are leased.
(6)  Four facilities, one of which is leased.

     The operating facilities of Coors Ceramics are not constrained by capacity issues.

Legal Proceedings

     In the ordinary course of business, Coors Ceramics and its subsidiaries are subject to various pending claims, lawsuits and contingent liabilities. In each of these cases, the Company is vigorously defending itself. Coors Ceramics does not believe that disposition of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. Six current or former employees have sued the Company claiming gender discrimination and sexual harassment and the Company is currently engaged in the discovery phase of litigation. The plaintiffs are seeking class certification which the Company is resisting based on the distinctions among their respective claims. The Company does not have sufficient information to determine the ultimate outcome or any potential liability related to these claims. Specific information regarding environmental legal proceedings is discussed under the caption "Environmental Matters."

                                  Management


Directors

  The Company's Amended and Restated By-laws require seven directors. Five initial directors have been elected by ACX, the sole stockholder of Coors Ceramics. The Coors Ceramics Board intends to appoint the remaining two directors as soon as possible. Directors of Coors Ceramics will relinquish any positions held with ACX on the Distribution Date.

  The Company's Amended and Restated Articles of Incorporation provide for the division of the Board of Directors into three classes. The full slate of directors will stand for election at the first annual meeting of stockholders, to be held in 2001, and prior to that election will be nominated to serve for terms of one, two and three years (Classes I, II and III), respectively. Stockholders will elect one class, consisting of approximately one third of the Directors, for three-year terms at each succeeding annual meeting. The Company's Articles set the number of Directors at no more than 11 and may be fixed by or in the manner provided in the Bylaws. On the Distribution Date, the directors will be the persons named below.

  Joseph Coors and William K. Coors will serve as Directors Emeritus. As Directors Emeritus Messrs. Coors will provide advice and consulting services to the Board.

          Name              Age                                  Principal Occupation of
          ----              ---                             Employment for the Past Five Years
                                        --------------------------------------------------------------------------

John K. Coors                43         President of Coors Ceramics since October 1998; Chief Executive Officer of Golden Genesis Company (a former publicly traded subsidiary of ACX), from January 1997 to October 1998; President of Golden Photon Company
                                        from July 1992 to October 1998; Vice President and Plant Manager of Coors
                                        Brewing Company's Memphis, Tennessee brewery from January to July
                                        1992; also a director of Golden Genesis Company from 1997 to August
                                        1999.  He has been a director of ACX since 1996.

Joseph Coors, Jr.            57         President and director of ACX since its formation in August 1992;
                                        Chairman of Coors Ceramics since 1989, Chief Executive Officer of Coors Ceramics since March 1997, and President of Coors Ceramics from 1997 to October
                                        1998 and from 1985 to 1993; Director of Golden Genesis Company from
                                        May 1998 until August 1999; Chairman of Golden Aluminum (a former subsidiary of ACX) from 1993 to 1997; Executive Vice President of Adolph
                                        Coors Company from 1991 to 1992; he also serves as a director of Hecla
                                        Mining Company (NYSE:  HL), and is Chairman of the Air Force Memorial
                                        Foundation.
[Additional directors]


  Committees of the Coors Ceramics Board

  The Coors Ceramics Board will have four standing committees:  Audit,
Compensation, Executive and Corporate Governance.   The membership of each
committee will be determined following the spin-off.

  Audit Committee (all members will be nonemployee directors):

  . Reviews the scope and results of the audit of the Company by the Company's independent accountants.
  . Recommends the appointment of the Company's independent accountants.
  . Reviews the adequacy of the Company's systems of internal control and accounting policies and procedures, including compliance with the Company's ethics policy.
  . Directs and supervises investigations into matters within the scope of its duties.

  Compensation Committee (all members will be nonemployee directors):

  . Reviews and recommends to the Board compensation of management personnel. . Reviews and approves executive incentive and benefit plans.
  . Reviews and recommends to the Board general employee benefits.

  Executive Committee (all members will be employee directors):

  . Exercises all of the authority of the Board when the Board is not in session except as provided in the Company's Articles, Bylaws and applicable law.

  Corporate Governance Committee (all members will be nonemployee directors):

  . Considers and recommends nominees for election as directors.
  . Reviews and evaluates the performance of the Board.

  Compensation of Directors

  Employee directors will not receive additional compensation for serving as directors of Coors Ceramics. Each non-employee director of Coors Ceramics will receive a meeting fee of $7,000 per meeting that the director attends, 50 percent of which will be paid in shares of the Company's common stock. The balance of the retainer will be paid in cash unless the non-employee director elects to take all or a portion of it in the Company's common stock.

  In addition, the Company intends to adopt a non-employee director equity plan under which each non-employee director will receive a grant of 1,000 non-qualified stock options at the beginning of his or her annual term that ends on the date of the annual shareholders' meeting following receipt of the shares. The options, with an exercise price equal to 100% of market value on the date of grant, will vest in equal increments over a three-year period and will expire, if unexercised, ten years from the date of grant.

  No additional amounts will be paid to directors for committee meetings. Directors will be reimbursed for expenses incurred while attending Board or committee meetings and in connection with any other Company business. In addition, Coors Ceramics will purchase accidental death and dismemberment insurance for the non-employee directors.

  Family Relationships

  John K. Coors and Joseph Coors, Jr. are brothers and are sons of Joseph Coors and nephews of William K. Coors.

Executive Officers

  On the Distribution Date, the executive officers of Coors Ceramics will be as follows:

  Joseph Coors, Jr., age 57, has been Chairman of Coors Ceramics since 1989 and its Chief Executive Officer since March 1997. He was President of Coors Ceramics from 1985 to 1993 and then again from 1997 to October 1998. Mr. Coors has been President of ACX and a Director since its formation in 1992, and was a Director of Golden Genesis Company from May 1998 until August 1999, a Chairman of Golden Aluminum Company from 1993 to 1997, and an Executive Vice President of Adolph Coors Company from 1991 to 1992. He also is a director of Hecla Mining

Company (NYSE:HL) and Chairman of the Air Force Memorial Foundation. Mr. Coors holds a bachelor's degree in applied mathematics from the University of North Carolina.

  John K. Coors, age 43, has been President of Coors Ceramics since October 1998. He also has been a Director of ACX since 1996 and of Golden Genesis Company from January 1997 to August 1999. Mr. Coors was Chief Executive Officer of Golden Genesis Company from January 1997 to October 1998, President of Golden Photon Company from July 1992 to October 1998 and Vice President and Plant Manager of Coors Brewing Company's Memphis, Tennessee brewery from January to July 1992. Mr. Coors holds a bachelor's degree in chemical engineering from Colorado School of Mines and a masters degree in biochemistry from Texas and Austin and a doctorate degree in engineering from Technical University of Munich.

  Derek C. Johnson, age 39, has been Executive Vice President of Sales and Marketing and Operations of Coors Ceramics since August 1999. Mr. Johnson was Vice President of Sales and Marketing from October 1998 to August 1999, Vice President of Golden Operations from 1997 to 1998 and Manager of Manufacturing for Golden Operations from 1992 to 1997, for Coors Ceramics. Mr. Johnson received a bachelor's degree in electrical engineering from the KirkCaldy Technical College of Scotland and a master's degree in business administration from the University of Denver.

  Larry D. Murphy, age 57, has been Executive Vice President of Strategic Initiatives of Coors Ceramics since October 1999. Prior to joining the Company, he served as Financial Services Group Banking Director with Andersen Consulting from 1990 to 1999. From 1987 to 1990, Mr. Murphy was Chief Information Officer for Union Bank and he served as Chief Executive Officer and President of Security Pacific Information Services, Inc. from 1980 to 1987. Mr. Murphy received a bachelor's degree in mathematics from Auburn University and a master's degree in business administration from National University.

  Katherine A. Resler, age 40, has been General Counsel and Secretary of Coors Ceramics since September 1999. Ms. Resler has been Director of Executive
Compensation since 1995 and Assistant Secretary since 1992 for ACX.   Ms. Resler
received a bachelor's degree in science and a master's degree in business administration from Colorado State University, and a J.D. from the University of Denver.

  Joseph G. Warren, Jr., age 54, has been Chief Financial Officer and Treasurer of Coors Ceramics since August 1999. Mr. Warren was Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of White Electronics & Designs, Inc. from 1995 to 1999. From 1994 to 1995 he served as Vice President and Chief Financial Officer of Axxess Technologies, Inc. and from 1993 to 1994 served as Secretary, Treasurer and Vice President of Golden Technologies Company, Inc., a wholly-owned subsidiary of ACX. From 1992 to 1993, Mr. Warren was President of Coors Ceramicon Designs, Ltd., a subsidiary of the Company, and from 1985 to 1992 was Vice President of Coors Ceramics Company. Mr. Warren received a bachelor's degree in accounting from Arizona State University.

  Other officers will be:

  Janet D. Comerford, age 41, has been Vice President of Human Resources and Environmental Health and Safety of Coors Ceramics since August 1998. Ms. Comerford was Regional Human Resources Manager of Coors Ceramics in 1997, served as Manager of Administration from 1994 to 1997 and was a Production Manager from 1991 to 1994. Ms. Comerford received a bachelor's degree in business administration from the University of Arizona.

  Dean A. Rulis, age 52, has been Vice President of Acquisitions and Technology of Coors Ceramics since 1998. He was President and General Manager of Wilbanks International, Inc. (a wholly owned subsidiary of Coors Ceramics) from 1997 to 1998; President of Golden Technologies Company, Inc. from 1992 to 1997. He holds a bachelor's degree in mechanical engineering from Purdue University.

                            Executive Compensation


Compensation Philosophy

  The Company's compensation philosophy is intended to create value for the Company's stockholders through long-term growth in sales and earnings. The total compensation package will consist of salary, benefits, an annual incentive opportunity and equity grants and will be designed to attract, motivate and retain the quality of executives needed to successfully lead and manage Coors Ceramics. This package will intentionally tie a significant portion of the executives' total compensation to Coors Ceramics' performance and shareholder value.

Coors Ceramics Cash Compensation Arrangements

  The following table sets forth the initial annual base salaries to be paid for fiscal year 2000 to the named executive officers. The compensation amounts do not include incentive cash bonuses that may be payable under management incentive plans.

                                                                         Estimated Cash
               Name                            Position                   Compensation
               ----                            --------                  --------------
       Joseph Coors, Jr.         Chairman and Chief Executive Officer          $510,000
       John K. Coors             President                                     $300,000
       Derek C. Johnson          Executive Vice President                      $225,000
       Larry D. Murphy           Executive Vice President                      $402,000
       Joseph G. Warren, Jr      Chief Financial Officer and Treasurer         $240,000


Summary of Executive Compensation

  The following information relates to the compensation paid by ACX to Joseph Coors, Jr., who was as of December 31, 1998, and who will be as of the Distribution Date, the Chief Executive Officer of Coors Ceramics. Other individuals who will be executive officers of Coors Ceramics as of the Distribution Date, were not among the Coors Ceramics executive officers for the year ended December 31, 1998 or earned less than $100,000 during 1998 and as a result are not included in the table. All cash compensation reported in the table was paid by ACX and all stock compensation was in the form of ACX common stock or options to purchase shares of ACX common stock.

                                                      Summary Compensation Table
                                                                                                  Long Term
                                                                                                 Compensation/
                                                          Annual Compensation                       Awards
                                             -----------------------------------------------   ----------------
                                                                                                Securities          All other
Name and Principal                                                           Other Annual       Underlying        Compensation
Position                        Year         Salary ($)       Bonus ($)     Compensation ($)   Options/SARs (#)        ($)
-----------------             -------        --------         ---------     ----------------   ---------------   --------------
Joseph Coors, Jr.               1998          $485,000         $305,550         ------            62,000         $12,705 /(1)/
 Chairman and Chief             1997          $460,000         $479,780         $3,236 /(2)/      15,000         $ 8,659
  Executive  Officer
                                1996          $460,000         $437,460         ------           -------         $ 8,408

-----------------------------

(1) Other Compensation includes the value of term life insurance benefitting the executive and the employer's contribution to the 401(k) plan, respectively, as follows: Joseph Coors, Jr.--$8,705 and $4,000.

(2) The amount shown is reimbursement during the year for taxes.



                     Option/SAR Grants in Last Fiscal Year

   The following table provides information on grants of options to purchase shares of ACX common stock made during 1998. All options are granted at the ACX common stock's market value on the grant date, and each grant has an expiration date as specified in the table. All options vest in the event of a change in control. The option price may be paid in cash, by surrendering shares owned for more than 6 months, or through irrevocable instructions to a broker to deduct the option price from the proceeds of the sale.


                                                 Individual Grants

                             Number of
                            Securities         % of Total
                            Underlying        Options/SARS
                           Options/SARs        Granted to                                               Grant Date
                             Granted           Employees        Exercise or Base                         Present
        Name                   (#)           in Fiscal Yr.        Price ($/Sh)     Expiration Date    Value ($) /(1)/
---------------------------------------------------------------------------------------------------------------------
Joseph Coors, Jr.            62,000(2)            13.0%            $24.344            2/10/08            $795,460

____________________

(1) Values indicated are an estimate based on the Black-Scholes option pricing model using the following assumptions:

    (a) 28.1 percent stock price volatility based on the average stock price volatility of the companies included in the S&P Manufacturing (Diversified/Industrials) Index; (b) 5.63 percent risk-free rate of return;
    (c) zero dividend yield; (d) anticipated exercising at the end of the option term; and (e) no adjustment for non-transferability or risk of forfeiture. The actual value realized will be determined by the excess of the stock price over the exercise price on the date the option is exercised. There is no certainty the actual value realized will be at or near the value estimated by the Black-Scholes option pricing model.

(2) Options granted annually vest ratably over 3 years with each vested increment being exercisable until the tenth anniversary of the grant date.

           Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

                                                         Number of Securities             Value of Unexercised
                                                        Underlying Unexercised                In-The-Money
                                                             Options/SARs                     Options/SARs
                       Shares Acquired      Value           at 12/31/98 (#)                 at 12/31/98 ($)(1)
                         On Exercise      Realized   ----------------------------  -------------------------------
Name                         (#)             ($)      Exercisable   Unexercisable   Exercisable   Unexercisable
--------------------  ----------------    --------   -------------------------------------------------------------
Joseph Coors, Jr.           5,900         $87,269       607,266        90,900         $273,418          $0


(1) Value of unexercised options equals market value of the shares ($12.8125) underlying in-the-money options at December 31,1998, less the exercise price, times the number of in-the-money options outstanding.


  Retirement Plan

  The Board of Directors of ACX Technologies, Inc. approved the spinoff of the assets and liabilities of the ACX Technologies, Inc. Retirement Plan attributable to current and former employees of Coors Ceramics and its subsidiaries into a separate Coors Ceramics Company Retirement Plan ("Retirement Plan"), effective August 31, 1999. The Retirement Plan's assets will be held in trust. The provisions of the Retirement Plan will be substantially the same as the provisions applicable to the Coors Ceramics portion of the ACX retirement plan. The Retirement Plan will be administered by an administrative committee appointed by the Board of Directors of the Company. Until the spinoff of the Retirement Plan is completed, employees of Coors Ceramics and its subsidiaries will continue to participate in the ACX retirement plan.

  The retirement benefit is generally based on length of service and average monthly compensation. Compensation taken into account is the total base compensation, including commissions, overtime pay and amounts deferred by the employee under Company plans pursuant to (S)(S) 125 and 401(k) of the Internal Revenue Code of 1986, as amended, but excluding profit sharing pay and cash bonuses. Average monthly compensation is determined by using the average of the highest 36 consecutive months out of the last ten years, including years with ACX and its subsidiaries and Adolph Coors Company and its subsidiaries.

  The normal annual retirement benefit equals 1.25% of average annual compensation times years of service (maximum of 25 years), plus .5% of average annual compensation in excess of covered compensation times years of service (maximum of 25 years), plus .5% of average annual compensation times years of service in excess of 25 years, plus, beginning in 1996, the sum of 1.5% of bonus pay for each plan year (not to exceed the lesser of 25% of base pay or $25,000). Covered compensation is generally based on an average of the Social Security taxable wage bases in effect during the 35 years ending with the calendar year in which the employee's social security retirement age occurs. Years of service includes years of service with ACX and its subsidiaries (and Adolph Coors Company and its subsidiaries with respect to certain employees).

  Unreduced normal retirement benefits are payable under the Retirement Plan at
(i) age 65, regardless of years of service or (ii) any time after age 60 provided age plus years of vesting service total at least 90. The benefit accrued under the pension formula set forth above is in the form of a straight life annuity. An employee with at least ten years of vesting service who retires prior to normal retirement date is eligible for a retirement benefit, at reduced rates, provided the employee is at least age 55.

  The following table sets forth annual retirement benefits for representative years of service and average annual compensation as of December 31, 1998. The amounts shown in the table were calculated without taking into account an amount for covered compensation; accordingly, the benefits shown would be subject to a reduction to reflect the payment of Social Security benefits. Furthermore, the amounts shown in the table were calculated without adding any amounts related to the portion of the formula which adds, beginning in 1996, the sum of 1.5% of bonus pay for each plan year (not to exceed the lesser of 25% of base pay or $25,000). This portion of the formula is not based on average annual compensation.

    The maximum permissible benefit under ERISA from the qualified Retirement Plan for 1998 was $130,000. In addition, the maximum compensation for 1998 that may be used in determining benefits from the qualified Retirement Plan is $160,000. The Company will have an excess benefit plan and a non-qualified supplemental retirement plan that provides the benefits that are not payable from the Retirement Plan because of these two limitations. The amounts shown in this table include the benefits payable under the excess benefit plan and the non-qualified supplemental retirement plan.



                                    Years of Service
               -------------------------------------------------------
Remuneration          15         20         25         30         35
----------------------------------------------------------------------
$125,000          $ 32,813   $ 43,750   $ 54,688   $ 57,813   $ 56,328
$150,000            39,375     52,500     65,625     69,375     67,594
$175,000            45,938     61,250     76,563     80,938     78,859
$200,000            52,500     70,000     87,500     92,500     90,125
$225,000            59,063     78,750     98,438    104,063    101,391
$250,000            65,625     87,500    109,375    115,625    112,656
$275,000            72,188     96,250    120,313    127,188    123,922
$300,000            78,750    105,000    131,250    138,750    135,188
$325,000            85,313    113,750    142,188    150,313    146,453
$350,000            91,875    122,500    153,125    161,875    157,719
$375,000            98,438    131,250    164,063    173,438    168,984
$400,000           105,000    140,000    175,000    185,000    180,250
$425,000           111,563    148,750    185,938    196,563    191,516
$450,000           118,125    157,500    196,875    208,125    202,781
$475,000           124,688    166,250    207,813    219,688    214,047
$500,000           131,250    175,000    218,750    231,250    225,313
$525,000           137,813    183,750    229,688    242,813    236,578
$550,000           144,375    192,500    240,625    254,375    247,844
$575,000           150,938    201,250    251,563    265,938    259,109
----------------------------------------------------------------------

(1) As of fiscal year-end 1998, average annual compensation covered by the Retirement Plan, which is equal to the highest average salary amount over a consecutive 36 month period in the last 10 years, and credited years of service with ACX, including previous compensation and years of service with the Company and its subsidiaries, for the named executives are as follows:
    Joseph Coors, Jr.- $466,808 and 22 years; John K. Coors - $174,152 and 20 years; and Derek C. Johnson - $125,600 and 14 years. Larry D. Murphy and Joseph G. Warren, Jr. have been with the Company less than the above 36-month period.

    Employment Contracts, Termination of Employment, Salary Continuation and Change-in-Control Arrangements

    Coors Ceramics has employment contracts with all of the named executives for a three year period. Under the contracts, the executives receive an annual salary as indicated in the Compensation Table, receive a $25,000 signing bonus and are eligible to participate in equity incentive and annual bonus plans. In addition, Larry D. Murphy received 85,000 nonqualified stock options and Joseph
G. Warren, Jr. received 50,000 nonqualified stock options subject to vesting conditions based on time and stock performance. Upon termination, the executive receives: nothing if terminated for cause; the greater of the remaining term or one year's salary if termination is not for cause but two years salary if termination is due to a Change of Control (as defined in the equity plan); and a gross up amount if certain excise tax payments are triggered.

    Compensation received by the named executives upon retirement includes normal retirement benefits and, for the Chief Executive Officer and the President, a number of shares of stock to be granted under salary continuation agreements. The shares will be payable in full upon retirement at age 60 or after. Additionally, the shares will be 50 percent vested at age 50 with 10 years of service and the remaining 50 percent will vest in 5 percent increments between ages 51 and 60.

    In addition, in the case of a change in control of Coors Ceramics, the Company's compensation plans will be affected as follows: (1) under the Equity Incentive Plan, all outstanding options will become exercisable in full and all stock units will become payable in full; (2) under the annual incentive plan, the plan will terminate and prorated bonuses will be calculated and paid, if earned; (3) under the deferred compensation plan, distributions of deferred amounts will be made in a lump sum within 90 days after the change in control; and (4) under the salary continuation agreements, stock units vest 100% without regard to the executive's age or service. The definition of change in control for these purposes is as follows: (i) if beneficial ownership of 50% or more of either the outstanding shares of the Company's common stock or the combined voting power of the Company's voting stock is acquired by persons or entities not related to the Company without consent of the current Board, (ii) upon the election of individuals constituting a majority of the Board who were either not members prior to their election or not recommended to the shareholders by the Board, (iii) upon a merger, consolidation or sale of all or substantially all of the Company's assets, where upon (a) at least 50% of the outstanding shares of the Company's common stock and of the combined voting power of voting securities are not held in the same proportion, and by the same persons as the beneficial owners prior to such event, (b) at least 35% of the Company's common stock is held by a person that did not hold such amount prior to the event and (c) a majority of the current Board did not survive the event, or (iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

               Security Ownership of Certain Beneficial Owners,
                       Directors and Executive Officers
                               of Coors Ceramics

  None of the present executive officers or directors of Coors Ceramics currently owns any shares of Coors Ceramics common stock, all of which are owned currently by ACX. However, the executive officers and directors of Coors Ceramics will receive, by virtue of their ownership of ACX common stock, shares of Coors Ceramics common stock in the spin-off. In addition, as discussed under "Management," certain existing options to purchase shares of ACX common stock under ACX executive plans will be converted into comparable options to purchase shares of Coors Ceramics common stock.

  The following table lists beneficial ownership of ACX common stock as of September 30, 1999 by owners of more than five percent of the ACX common stock, each of the directors, each of the named executive officers and all directors and executive officers of Coors Ceramics as a group. Except as otherwise indicated, the beneficial owner has sole voting and investment power.

------------------------------------------------------------------------------------------------------
                                                                     Amount and Nature of     Percent
Name                                     Address for 5% Owners      Beneficial Ownership    of Class
------------------------------------------------------------------------------------------------------
Adolph Coors, Jr. Trust                  Adolph Coors Company             2,800,000           9.8%
  (William K. Coors, Jeffrey H.          Golden, Colorado  80401
  Coors, J. Brad Coors, Joseph
  Coors, and Peter H. Coors, co-
  trustees with shared voting and
  investment power)

Grover C. Coors Trust                    Adolph Coors Company             2,727,016           9.6%
  (William K. Coors, Jeffrey H.          Golden, Colorado  80401
  Coors, John K. Coors, Joseph
  Coors, and Joseph Coors, Jr., co-
  trustees with shared voting and
  investment power)

May Kistler Coors Trust                  Adolph Coors Company             1,726,652           6.1%
  (William K. Coors, Jeffrey H.          Golden, Colorado  80401
  Coors, Joseph Coors, Joseph
  Coors, Jr. and Peter H. Coors,
  co-trustees with shared voting
  and investment power)

Tweedy, Browne Company LLC               52 Vanderbilt Avenue             1,481,685           5.2%
  and Affiliates                         New York, New York  10017

Herman F. Coors Trust                    Adolph Coors Company             1,435,000           5.0%
  (William K. Coors, Jeffrey H.          Golden, Colorado  80401
  Coors, Joseph Coors, Joseph
  Coors, Jr. and Peter H. Coors,
  co-trustees with shared voting
  and investment power)

John K. Coors (1)(2)                                                       39,558               *

Joseph Coors, Jr. (1)(3)                                                  732,740             2.5%

Derek C. Johnson (1)                                                       14,532               *

------------------------------------------------------------------------------------------------------
                                                                     Amount and Nature of     Percent
Name                                     Address for 5% Owners      Beneficial Ownership    of Class
------------------------------------------------------------------------------------------------------
Larry D. Murphy                                                                0               --

Joseph G. Warren, Jr.                                                          0               --

Directors and Executive Officers
  as a Group (6 persons)                                                  790,830             2.8%
------------------------------------------------------------------------------------------------------


(1) Includes shares of ACX common stock issuable pursuant to options which are currently exercisable or will be exercisable within 60 days.

(2) Does not include 2,727,016 shares held by John K. Coors as trustee as to which he disclaims beneficial ownership. As to the 2,727,016 shares, John K. Coors shares voting and investment power with Jeffrey H. Coors, William K. Coors, Joseph Coors and Joseph Coors, Jr. The 2,727,016 shares also does not include 18,156 shares of ACX common stock restricted and unissued until retirement.

(3) Does not include 3,326,060 shares held by Joseph Coors, Jr. as trustee as to which he disclaims beneficial ownership. As to the 3,326,060 shares, Joseph Coors, Jr. shares voting and investment power with Jeffrey H. Coors, Joseph Coors, William K. Coors and Peter H. Coors. Also does not include 1,798 shares of ACX common stock restricted and unissued until the earlier of retirement or death, disability or termination of employment; or 64,032 shares of common stock restricted and unissued until retirement.

                          Description of Indebtedness

     In connection with the spinoff, Coors Ceramics expects to enter into a Credit Agreement (the "Bank of America Loan"), provided by Bank of America and a syndicate of other lenders. The Bank of America Loan will provide for a $240 million credit facility consisting of an $85.0 million revolving credit facility maturing in five years, an $80 million term facility maturing in five years and a $75 million term facility maturing in seven years. Borrowings under the credit facility will bear interest at rates generally based on LIBOR plus a spread that will vary depending upon Coors Ceramics' performance. The Bank of America Loan will be collateralized by substantially all of Coors Ceramics' assets, including real estate and all of the outstanding capital stock of Coors Ceramics' subsidiaries, whether now owned or later acquired. The agreement for the Bank of America Loan is expected to contain covenants restricting liens, capital expenditures, investments, borrowing, payment of dividends, mergers, and acquisitions and sale of assets. In addition, the agreement for the Bank of America Loan, as amended, is expected to contain financial covenants restricting maximum annual capital expenditures, recapturing excess cash flow and requiring maintenance of the following ratios:

     .  maximum total debt to EBITDA (as defined in the agreement for the Bank of America Loan);
     .  minimum EBITDA to interest; and
     .  minimum tangible net worth.

Coors Ceramics will pay $200.0 million of the debt proceeds to ACX for reduction of intercompany obligations and payment of a special dividend.

                          Description of Capital Stock

Authorized Shares

     Under Coors Ceramics' Certificate of Incorporation, the authorized capital stock of Coors Ceramics consists of 100,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, $.01 par value per share. ACX currently owns all outstanding shares of common stock. No shares of preferred stock have been issued. Immediately after the spin-off, based on the number of shares of common stock of ACX outstanding at ________, 1999 and the distribution ratio of one share of Coors Ceramics common stock for every four shares of ACX common stock, _______ shares of the Coors Ceramics common stock and no shares of the preferred stock will be issued and outstanding. ACX will not own shares of Coors Ceramics common stock after the spin-off.

Common Stock

     Holders of Coors Ceramics common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of Coors Ceramics common stock do not have cumulative voting rights in the election of directors. The first annual meeting of stockholders is expected to be held during 2001.

     There is no established public trading market for Coors Ceramics common stock, although a "when issued" market is expected to develop prior to the spin-off date. We have applied for inclusion of Coors Ceramics common stock in the Nasdaq National Market upon official notice of inclusion and we expect to receive approval of such inclusion prior to the spin-off.

     All shares of Coors Ceramics common stock to be distributed will be fully paid and nonassessable. Holders of Coors Ceramics common stock do not have any subscription, redemption or conversion privileges.

     Under the Delaware General Corporation Law, we may pay dividends out of "surplus" (as determined in accordance with the Delaware General Corporation
Law) or, if there is no surplus, out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year (subject to certain restrictions). Subject to the preferences or other rights of any Coors Ceramics preferred stock that may be issued from time to time, holders of Coors Ceramics common stock are entitled to participate ratably in dividends on the common stock as declared by the Board of Directors. Our dividend policy will be established by our Board of Directors from time to time. Subject to legal and contractual restrictions, its decisions regarding dividends will be based on all considerations that in its business judgment are relevant at the time, including past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations. We do not currently intend to pay dividends on the common stock.

     Holders of Coors Ceramics common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Coors Ceramics, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

     The Certificate of Incorporation authorizes the Board, without any vote or action by the holders of common stock, to issue preferred stock from time to time in one or more series. The Board is authorized to determine the number of shares and to fix the powers, designations, preferences and relative, participating, optional or other special rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which Coors Ceramics stock is then quoted or listed. Depending upon the terms of preferred stock established by the Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of Coors Ceramics. If any shares of preferred stock are issued with voting powers, or if additional shares of common stock are issued, the voting power of the outstanding common stock would be diluted.

     Coors Ceramics believes that the availability of preferred stock will provide increased flexibility to facilitate possible future financings and acquisitions and to meet other corporate needs that might arise.

Transfer Agent and Registrar

     Norwest Bank Minnesota, NA will be the transfer agent and registrar for the Coors Ceramics common stock immediately following the spin-off.

                  Anti-takeover Effects of Certain Provisions

     Coors Ceramics' Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, the Delaware General Corporation Law and the Stockholder Rights Plan contain provisions that may discourage or delay the acquisition of control of Coors Ceramics by means of a tender offer, open market purchases, a proxy contest or otherwise.

Purposes of Provisions

     The relevant provisions of the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws are intended to discourage certain types of transactions that may involve an actual or threatened change of control of Coors Ceramics and to encourage any person who might seek to acquire control of Coors Ceramics to negotiate with the Board of Directors. Management of ACX and Coors Ceramics believe that generally the interests of the stockholders would be served best if any change in control results from negotiations with the Coors Ceramics Board of the proposed terms, such as the price to be paid, the form of consideration and the anticipated tax effects of the transaction. However, to the extent that these provisions do discourage takeover attempts, they could make it more difficult to accomplish transactions that are opposed by the incumbent Board and could deprive stockholders of opportunities to realize takeover premiums for their shares or other advantages that large accumulations of stock would provide.

     The description below is a summary only. We encourage you to read the Amended and Restated Articles of Incorporation, the Amended and Restated Bylaws and the Stockholder Rights Plan filed as exhibits to Coors Ceramics' Registration Statement on Form 10 of which this Information Statement is a part.

Delaware Section 203

     Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

     . prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

     . on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 generally defines an "interested stockholder" to include:

     . any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

     .    the affiliates and associates of any such person.

     Section 203 generally defines a "business combination" to include:

     . mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

     . certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

     . certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder; and

     . receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither the Certificate nor the Bylaws exclude Coors Ceramics from the restrictions imposed under
Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring Coors Ceramics to negotiate in advance with the Board of Directors since the stockholder approval requirement would be avoided if the Board approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.

Classification of the Board

     The total number of directors will be divided into three classes, with each class containing one-third of the total, as near as may be. The terms of directors will expire as follows:

     . the terms of the first class will expire at the second annual meeting of stockholders held after the spin-off,

     . the terms of directors in the second class will expire at the third annual meeting of stockholders held after the spin-off, and

     . the terms of directors in the third class will expire at the fourth annual meeting of stockholders held after the spin-off.

Upon the expiration of the initial staggered terms, directors shall be elected for terms of three years to succeed those whose terms expire. Of the initial directors, the first class will consist of two persons, the second class will consist of two persons and the third class will consist of one person. The structure of the classified board is intended to promote continuity and stability of Coors Ceramics' management and policies because a majority of the directors serving at any given time will have prior experience as directors of Coors Ceramics.

     The classification of directors could make it more difficult for stockholders to quickly change the composition of the Board. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of the Board.

Number of Directors; Removal; Vacancies

     The Certificate of Incorporation provides that the number of directors will not be fewer than three or more than 11. The initial Board of Directors will consist of seven persons. The exact number of directors is set in accordance with the Bylaws by resolution from time to time of two-thirds of the directors then in office. Interim vacancies on the Board, or vacancies created by an increase in the number of directors, may be filled by a majority of the directors then in office. A director appointed to fill a vacancy will hold office for the remainder of the term of the class of director in which the vacancy occurred or the new directorship was created.

     Directors may be removed for cause only by a class vote of the holders of two-thirds of the stockholders entitled to vote thereon. This provision, in conjunction with the provisions of the Amended and Restated Articles authorizing the Board to fill vacant directorships, would prevent stockholders holding less than two-thirds of the voting stock from removing incumbent directors and filling the resulting vacancies with their own nominees.

Stockholder Action

     The Amended and Restated Articles of Incorporation requires all stockholder action to be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent, unless the action is by unanimous consent. The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also provide that special meetings of stockholders may be called by the Board of Directors, the Chairperson or the President.

     The provisions prohibiting stockholder action by consent resolution except by unanimous consent and, not permitting any stockholder or group thereof to call a special meeting may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of the stockholders unless a special meeting is called by the Board of Directors, the Chairperson or the President.

Stockholder Proposals

     Coors Ceramics' Amended and Restated Bylaws establish an advance notice procedure for nominations (other than by or at the direction of the Board) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, only such nominations may be considered and such business may be conducted at an annual meeting as have been brought before the meeting by or at the direction of the Board or by a stockholder who has given to the Secretary of Coors Ceramics timely written notice, in proper form, of the same.

     To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Secretary of the Company not less than 90 days nor more than 120 days prior to the anniversary of the preceding year's annual meeting. For the purposes of Coors Ceramics' first annual meeting held after 2000, the anniversary date shall be deemed to be May __, 2001.

     Each notice must set forth:

     . the identity (including name and address) of the stockholder or stockholders who intend to make the nomination or proposal,

     . the class and number of shares of common stock and preferred stock owned directly or indirectly, by such stockholder,

     . a representation that the stockholder is a holder of record of Coors Ceramic stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the business or nomination,

     . a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends:

     . to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Coors Ceramics' capital stock required to approve the proposal or elect the nominee, or

     . otherwise to solicit proxies from stockholders is support of the proposal or nomination,

     .    in the case of a stockholder proposal,

          - a brief description of the business desired to be brought before the meeting,
          - the text of the proposal (including the text of any resolutions proposed for consideration and in the event that the business includes a proposal to amend the Bylaws, the language of the proposed amendment),
          -    the reasons for conducting such business at the meeting and
          - any material interest of such stockholder in the proposed business, if any, and

     .    in the case of a nomination for election of a director,

          - all information regarding the nominee proposed by the stockholder that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, and
          - the consent of the nominee to be named in a proxy statement as a candidate for election and to serve as a director if elected.

     Coors Ceramics may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director.

     The chairperson of the meeting at which the directors are to be elected or at which the stockholder action is to be taken shall have the power and duty:

          - to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with these procedures, and
          - if any proposed nomination or business was not made or proposed in compliance with these procedures, to declare that the nomination shall be disregarded or that the proposed business shall not be transacted.

     These provisions are intended to facilitate planning for the conduct of Coors Ceramics' annual meeting of stockholders and to provide time for proposals to be evaluated fully. They may have the effect of precluding a nomination or the conduct of business at a particular meeting if the proper procedures are not followed and may deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Coors Ceramics, even if the conduct of such solicitation or such attempt might be beneficial to the stockholders.

Acquisition Proposals

     In determining whether an acquisition proposal is in the long-term best interests of Coors Ceramics and its stockholders, the Amended and Restated Articles of Incorporation provide that the Board may consider the effect of both an acquisition proposal and a potential acquisition on creditors, customers and employees of Coors Ceramics and on the community in general, the risks of non-consummation of an acquisition proposal, the identity, prior background and other business experiences of the person or entity making an acquisition proposal, and the business plans of both Coors Ceramics and the person or entity making an acquisition proposal and their respective effects on stockholder interests.

Stockholder Vote for Amendment of Certificate and Bylaws

     Under Delaware law, amendments to a company's certificate of incorporation require a resolution of the board of directors and the approval of the holders of majority of the outstanding shares entitled to vote and, in certain cases, of a majority of the outstanding shares of each class entitled to vote, voting separately as a class. Delaware law also permits a company's certificate of incorporation to require a greater vote than the vote otherwise required for any corporate action. The Amended and Restated Articles of Incorporation require the concurrence of the holders of at least two-thirds of the voting stock of the company, voting together as a single class, to amend or repeal, or adopt any provision inconsistent with, the anti-takeover provisions of the Amended and Restated Articles of Incorporation discussed above. The Amended and Restated Articles of Incorporation also provide that the Amended and Restated Bylaws may be amended or repealed by an affirmative vote of two-thirds of the directors then in office or by an affirmative vote of two-thirds of the stockholders entitled to vote thereon. These supermajority vote requirements are intended to prevent a stockholder with a majority of Coors Ceramics' common stock from avoiding the requirements of these provisions by simply amending them.

Other Provisions of Certificate

     Coors Ceramics' Amended and Restated Articles of Incorporation authorize the Board of Directors to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Board and management of Coors Ceramics respecting any transaction that may result in a change of control and to contest or oppose any such transaction that the Board determines to be unfair, abusive or otherwise undesirable to Coors Ceramics or its stockholders, business, customers, employees or other constituencies. This provision specifically permits the Board to adopt plans or to issue securities (including common stock or preferred stock, rights or debt securities), which, among other things, may be exchangeable or convertible into cash or other securities on such terms as the Board determines, may provide for differential and unequal treatment of different holders or classes of holders and may contain restrictions that preclude or limit the entitlement, exercise or transfer of such securities by a person who, after their creation, acquires a certain percentage of Coors Ceramics' voting stock. This provision is intended, in part, to give the Board greater bargaining power to negotiate on behalf of stockholders in the event of a takeover proposal. It may, however, discourage or make more difficult a hostile takeover or acquisition of control and could deprive stockholders of possible opportunities to realize premiums for their shares and reduce the risk to management that it might be displaced by a takeover.

Preferred Stock and Additional Common Stock

     The Board's authority to issue of shares of common stock and preferred stock and to fix by resolution the terms and conditions of each series of preferred stock may either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include series voting rights that would enable the holder to block business combinations or the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied. The Board of Directors will make any determination regarding issuance of additional shares based on its judgment as to the best interest of its stockholders, customers, employees or other constituencies.

Stockholder Rights Plan

     Prior to the spin-off, the Ceramics board will adopt a Stockholder Rights Plan and cause to be issued, with each share of common stock to be distributed in the spin-off, one preferred share purchase right (a "Right"). Each Right will entitle the registered holder to purchase from Coors Ceramics one one-thousandth of a share of Series A Junior Participating Preferred Stock of Coors Ceramics (the "Junior Preferred") at an exercise price of $[___], subject to adjustment. The description and terms of the Rights will be set forth in a Stockholder Plan Rights Agreement between Ceramics and [___________________], as Rights Agent (the "Rights Agent").

     Initially, the Rights will be attached to all certificates representing shares of common stock then outstanding. The Rights will separate from the common stock and a distribution of Rights Certificates will occur upon the earlier to occur of:

     . days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or

     . business days following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding shares of common stock.

The earlier of such dates is referred to as the "Distribution Date."

     Until the Distribution Date:

          - the Rights will be evidenced by the common stock certificates, no separate certificates evidencing the Rights will be distributed and the Rights will be transferred only with the common stock certificates, and

          - the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January [___], 2010, unless earlier redeemed or exchanged by Coors Ceramics as described below. The Rights will not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights has not been obtained or is not obtainable.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Ceramics board, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

     If a person or group becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in the best interests of Coors Ceramics and its stockholders), each holder of a Right will, after the end of a redemption period referred to below, have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of Coors Ceramics) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by Coors Ceramics as set forth below.

     For example, at a Purchase Price of [$_______] per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase [$_______] worth of common stock (or other consideration, as noted above) for [$______]. Assuming that the common stock had a per share value of [$_______] at such time, the holder of each valid Right would be entitled to purchase 4 shares of common stock for [$______].

     If, at any time following the Stock Acquisition Date,

     . Coors Ceramics is acquired in a merger or other business combination transaction in which Coors Ceramics is not the surviving corporation (other than a merger which follows an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in the best interests of Coors Ceramics and its stockholders), or

     . 50% or more of Coors Ceramics' assets or earning power is sold or transferred,

each holder of a Right (except Rights that previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right (e.g., common stock of the acquiring company having a value of [$______] for the [$______] Purchase Price).

     At any time after a person or group becomes an Acquiring Person, Coors Ceramics Board may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

     The Purchase Price payable, and the number of one one-thousandths of a share of Junior Preferred or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of the Junior Preferred,

     . upon the grant to holders of the Junior Preferred of certain rights or warrants to subscribe for Junior Preferred or convertible securities at less than the current market price of the Junior Preferred, or

     . upon the distribution to holders of the Junior Preferred of evidences of indebtedness or assets (other than regular quarterly cash dividends and dividends payable in Junior Preferred) or of subscription rights or warrants (other than those referred to above).

     The Stockholder Rights Plan provides that the number of outstanding Rights shall adjust in the event of a stock dividend on Coors Ceramics' common stock payable in shares of common stock and in the event of any subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions of Junior Preferred that are integral multiples of one one-thousandth of a share of Junior Preferred, which may, at Coors Ceramics' election be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred on the last trading date prior to the date of exercise.

     Coors Ceramics does not have authority to redeem shares of the Junior Preferred. Each share of Junior Preferred will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of:

     .    $0.01 per share; and

     . 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non cash dividends or other distributions other than a dividend payable in shares of common stock.

     Upon any liquidation (voluntary or otherwise), dissolution or winding up of Coors Ceramics, no distribution shall be made to the holders of shares of Coors Ceramics' capital stock ranking junior to the Junior Preferred unless, prior thereto, the holders of shares of Junior Preferred shall have received $[_____] per share (the "Junior Preferred Liquidation Preference"), plus any unpaid dividends and distributions payable thereon, whether or not declared, to the date of such payment.

     Following the payment of the Junior Preferred Liquidation Preference, no additional distributions shall be made to the holders of Junior Preferred unless, prior thereto, the common stockholders shall have received an amount per share equal to the quotient obtained by dividing the Junior Preferred Liquidation Preference by 1,000.

     Each share of Junior Preferred shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Corporation. In the event of any merger, consolidation or other transaction in which outstanding shares of Ceramics common stock are converted or exchanged, each share of Junior Preferred will be entitled to receive 1,000 times the amount received per share of common stock. These rights, and the rights described in the preceding two paragraphs, are protected by customary antidilution provisions.

     In general, the Board may cause Coors Ceramics to redeem the Rights in whole, but not in part, at any time during the period commencing on January [___], 2000, and ending on the tenth day following the Stock Acquisition Date, as such period may be extended or shortened by the Board (the "Redemption Period") at a price of $.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). After the redemption period has expired, Coors Ceramics' right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving Coors Ceramics and there are no other Acquiring Persons. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Coors Ceramics, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to stockholders or to Coors Ceramics, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of Coors Ceramics or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Ceramics Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Ceramics Board in order to cure any ambiguity, defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to Coors Ceramics' Registration Statement on Form 10. A copy of the Rights Agreement is available free of charge from Coors Ceramics. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference. The Rights are being registered under the Exchange Act, together with common stock, pursuant to such Registration Statement. In the event that the Rights become exercisable, Coors Ceramics will register the shares of Junior Preferred for which the Rights may be exercised, in accordance with applicable law.

            Liability and Indemnification of Officers and Directors

Elimination of Liability in Certain Circumstances

     The Amended and Restated Articles of Incorporation eliminate the personal liability of directors to Coors Ceramics or its stockholders for monetary damages for breach of fiduciary duty, except in the instances described below. The Amended and Restated Articles of Incorporation also provide that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of a director will be so eliminated or limited to the fullest extent permitted by the amended law, without further stockholder action.

     Directors remain liable for:

     . breaches of their duty of loyalty to Coors Ceramics and its stockholders,

     . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of laws,

     . transaction from which a director derives improper personal benefit, and

     . for unlawful distributions, under a provisions of the Delaware General Corporation Law that makes directors personally liable and which expressly sets forth a negligence standard with respect to such liability.

     The provisions that eliminate liability as described above will apply to officers of Coors Ceramics if they are directors of Coors Ceramics and are acting in their capacity as directors and will not apply to officers of who are not directors.

     Coors Ceramics believes the diligence exercised by directors stems primarily from a desire to act in the best interest of Coors Ceramics and not from a fear of monetary damages awards. Consequently, Coors Ceramics believes that the level of scrutiny and care exercised by Coors Ceramics' directors and officers will not be lessened by the limitations on liability provided by the Certificate of Incorporation.

Indemnification and Insurance

     The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation in those capacities. The Certificate of Incorporation and Bylaws contain provisions that require Coors Ceramics to indemnify its directors and officers to the fullest extent permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.

     The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third party action, if the director

     .  conducted himself or herself in good faith,

     .  reasonably believed that

          - in the case of conduct in his or her official capacity, his or her conduct was in the corporation's best interest, or
          - in all other cases, his or her conduct was at least not opposed to the corporation's best interest, and

     . in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware statute limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

     In addition, the Delaware General Corporation Law and Coors Ceramics' Bylaws authorize Coors Ceramics to purchase insurance for its directors and officers insuring them against certain risks as to which Coors Ceramics may be unable lawfully to indemnify them. Coors Ceramics intends to maintain insurance coverage for its officers and directors as well as insurance coverage to reimburse Coors Ceramics for potential costs of its corporate indemnification of officers and directors. Coors Ceramics may enter into agreements with its directors providing contractually for indemnification consistent with the Certificate and Bylaws.

     The Amended and Restated Bylaws also provide with respect to officers and directors covered by insurance and indemnity:

     . that the rights conferred on the covered officers and directors thereby are not exclusive of any other rights which the officer or director may have or thereafter acquire under any statute, provision of the Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise,

     . that Coors Ceramics' obligation, if any, to indemnify or to advance expenses to any covered officer or director who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount that the covered officer or director may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or nonprofit entity, and

     . that any repeal or modification of the relevant provisions of the Bylaws will not adversely affect any right or protection thereunder of any covered officer or director in respect of any act or omission occurring prior to the time of such repeal or modification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, Coors Ceramics has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                            Independent Accountants

     The Board of Directors of the Company will select before the end of 1999 an independent accounting firm to audit the Company's financial statements for the year ending December 31, 1999. PricewaterhouseCoopers LLP has served as independent accountants of ACX throughout the periods covered by the financial statements included in this Information Statement.

                       Consolidated Financial Statements
                            Coors Porcelain Company
             (A Wholly-owned Subsidiary of Acx Technologies, Inc.)
                   Index to Consolidated Financial Statements

                                                                                                          Page
                                                                                                          ----

Report of Independent Accountants........................................................................  F-2

Consolidated Statement of Income and Comprehensive
Income for each of the three years ended December 31, 1998...............................................  F-3

Consolidated Balance Sheet at December 31, 1998 and December 31, 1997....................................  F-4

Consolidated Statement of Cash Flows for each of the three years ended December 31, 1998.................  F-5

Consolidated Statement of Shareholder's Equity for each of the three years ended December 31, 1998.......  F-6

Notes to Consolidated Financial Statements..............................................................F-7-18

Financial Statement schedules for the fiscal years ended December 31, 1998, 1997 and 1996

     Schedule II - Valuation and Qualifying Accounts..................................................... F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of Coors Ceramics Company

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Coors Ceramics Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Denver, Colorado
September 24, 1999

                            Coors Porcelain Company
           Consolidated Statement of Income and Comprehensive Income

(In thousands, except per share data)

                                               Six Months Ended June 30,               Year Ended December 31,
                                           -----------------------------------------------------------------------
                                                  1999           1998             1998         1997         1996
                                           -----------------------------------------------------------------------
                                                     (unaudited)
Sales                                             $171,990      $160,375        $296,614     $304,824     $276,352
Cost of goods sold                                 129,951       119,507         222,906      219,821      200,220
                                           -----------------------------------------------------------------------
   Gross profit                                     42,039        40,868          73,708       85,003       76,132

Selling, general and administrative                 22,189        19,838          37,758       41,754       35,928
Asset impairment charge                                ---         6,232          11,814          ---          ---
                                           -----------------------------------------------------------------------

   Operating income                                 19,850        14,798          24,136       43,249       40,204
Other income (expense):
   Interest expense                                 (2,351)       (2,068)         (4,125)        (110)        (182)
   Interest income                                      48            29             601           82           95
   Miscellaneous--net                                  ---           ---             ---          (40)          81
                                           -----------------------------------------------------------------------
      Total other expense                           (2,303)       (2,039)         (3,524)         (68)          (6)
                                           -----------------------------------------------------------------------

Income before income taxes                          17,547        12,759          20,612       43,181       40,198
Income tax expense                                   6,492         4,755           7,682       16,192       14,996
                                           -----------------------------------------------------------------------
Net income                                        $ 11,055      $  8,004        $ 12,930     $ 26,989     $ 25,202
                                           =======================================================================

Other comprehensive income:
 Minimum pension liability adjustment,
      net of tax of $167                           ---               ---           (281)         ---
   Foreign currency translation adjustments          (430)         (263)            (56)           27          601
                                           -----------------------------------------------------------------------
    Comprehensive income                           $10,625       $ 7,741         $12,593      $27,016      $25,803
                                           =======================================================================



Net income per basic share of common stock
 (unaudited)                                       $  1.56       $  1.12         $  1.81      $  3.84      $  3.61
                                           -----------------------------------------------------------------------
Weighted average shares outstanding-basic
 (unaudited)                                         7,109         7,122           7,126        7,030        6,975
                                           -----------------------------------------------------------------------

 Net income per diluted share of common
 stock (unaudited)                                 $  1.54       $  1.10         $  1.78      $  3.74      $  3.54
                                           -----------------------------------------------------------------------
Weighted average shares
 outstanding-diluted (unaudited)                     7,184         7,295           7,258        7,221        7,126
                                           ------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                            Coors Porcelain Company
                          Consolidated Balance Sheet
(In thousands, except share data)

                                                                   June 30,                        December 31,
                                                                     1999                   1998                 1997
                                                               ------------------------------------------------------------
ASSETS                                                           (unaudited)

Current Assets:
   Cash and cash equivalents                                        $    ---               $ 17,203             $    988
   Accounts receivable, less allowance for doubtful
      accounts of  $2,491 in 1999 (unaudited), $1,839
       in 1998 and $1,993 in 1997                                     52,985                 39,044               44,430
   Inventories                                                        65,875                 56,223               54,583
   Other assets                                                       12,028                 10,241               10,566
                                                              ----------------------------------------------------------
     Total current assets                                            130,888                122,711              110,567
                                                              ----------------------------------------------------------

Properties, net                                                      139,293                131,324              132,538
Goodwill, less accumulated amortization of $4,013 in
   1999 (unaudited), $3,656 in 1998 and $2,750 in 1997                36,682                 11,839               11,951
Other assets                                                          14,329                 12,485                7,631
                                                              ----------------------------------------------------------
   Total assets                                                     $321,192               $278,359             $262,687
                                                              ==========================================================

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:
  Accounts payable                                                  $ 15,437               $ 10,837             $ 16,298
  Accrued salaries and vacation                                       10,526                 11,794               11,884
  Taxes other than income                                              2,327                  2,874                2,626
  Accrued expenses and other liabilities                              17,656                  7,911                8,110
  Advances payable to Parent                                          19,327                    ---                  ---
                                                              ----------------------------------------------------------
      Total current liabilities                                       65,273                 33,416               38,918
                                                              ----------------------------------------------------------

Long-term debt payable to Parent                                      50,000                 50,000                  ---
Accrued postretirement benefits                                       15,327                 15,327               14,994
Other long-term liabilities                                           14,142                 13,791                5,620
                                                              ----------------------------------------------------------
     Total liabilities                                               144,742                112,534               59,532
                                                              ----------------------------------------------------------

Commitments and contingencies (note 11)

Shareholder's Equity:
Common stock, 200,000 shares authorized,  $50 par
   value per share, 200,000 shares issued and outstanding             10,000                 10,000               10,000
Paid-in capital                                                       75,060                 75,060              124,983
Retained earnings                                                     91,983                 80,928               67,998
Accumulated other comprehensive income (loss)                           (593)                  (163)                 174
                                                              ----------------------------------------------------------
      Total shareholder's equity                                     176,450                165,825              203,155
                                                              ----------------------------------------------------------
   Total liabilities and shareholder's equity                       $321,192               $278,359             $262,687
                                                              ----------------------------------------------------------

See Notes to Consolidated Financial Statements.

                            Coors Porcelain Company
                     Consolidated Statement of Cash Flows
(In thousands)

                                                          Six Months Ended June 30,         Year ended December 31,
                                                      -----------------------------------------------------------------
                                                             1999           1998         1998        1997        1996
                                                      -----------------------------------------------------------------
                                                                (unaudited)
Cash flows from operating activities:
  Net income                                                $ 11,055       $  8,004    $ 12,930    $ 26,989    $ 25,202
  Adjustments to reconcile net income
      to net cash provided by operating activities:
      Depreciation and amortization                           12,090          9,881      19,977      18,664      16,159
      Asset impairment charges                                   ---          6,232      11,814         ---         ---
      Change in deferred income taxes                           (394)         (510)     (3,372)       (972)         805
      (Gain) loss on sale of properties                          (92)            11       (810)         303         975
      Change in current assets and current
       liabilities,
       net of effects from acquisitions:
          Accounts receivable                                 (8,289)          (440)      5,386     (5,842)         873
          Inventories                                           (865)        (1,205)    (1,640)     (3,657)     (5,022)
          Other assets                                            299          (411)        540     (1,044)       1,266
          Accounts payable                                      2,319        (1,083)    (5,460)       3,899     (4,863)
          Accrued expenses and other liabilities                7,068          4,660      (163)       1,853     (5,324)
      Change in deferred compensation                             181            274      1,237     (1,204)       1,197
      Change in other                                           (581)           (41)      2,076          19     (1,860)
                                                      -----------------------------------------------------------------
Net cash provided by operating activities                     22,791         25,372      42,515      39,008      29,408
                                                      -----------------------------------------------------------------

Cash flows from investing activities:
  Additions to properties                                     (3,971)       (16,315)   (26,890)    (28,812)    (28,667)
  Acquisitions, net of cash acquired                         (55,008)          (915)      (915)    (15,781)     (6,636)
  Proceeds from sale of properties                                50             14       1,863          89         315
  Other                                                         (392)          (339)      (343)       (284)     (1,165)
                                                      -----------------------------------------------------------------
Net cash used in investing activities                        (59,321)       (17,555)   (26,285)    (44,788)    (36,153)
                                                      -----------------------------------------------------------------

Cash flows from financing activities, net of debt
 assumed in acquisitions:
  Net capital contributions from (to) Parent                   19,327             49        (15)      5,829       7,097
                                                      -----------------------------------------------------------------
Net cash provided by (used in) financing activities            19,327             49        (15)      5,829       7,097
                                                      -----------------------------------------------------------------

Cash and cash equivalents:
  Net increase (decrease) in cash and cash equivalents       (17,203)          7,866     16,215          49         352
  Balance at beginning of period                               17,203            988        988         939         587
                                                      -----------------------------------------------------------------
  Balance at end of period                                  $    ---       $  8,854    $ 17,203    $    988    $    939
                                                      =================================================================

See Notes to Consolidated Financial Statements.

                            Coors Porcelain Company
                Consolidated Statement of Shareholder's Equity
(In thousands)


                                                Common        Paid-in           Retained
                                                 Stock        Capital           Earnings       Other         Total
                                           -------------------------------------------------------------------------------

Balance at December 31, 1995                      $10,000       $104,812        $16,023       $(454)        $130,381

Net capital contribution from Parent                  ---          7,495           ---          ---            7,495
Dividends paid to Parent                              ---           ---           (216)         ---            (216)
Net income                                            ---           ---          25,202         ---           25,202
Cumulative translation adjustment                     ---           ---            ---           601             601
                                           -------------------------------------------------------------------------------
 Balance at December 31, 1996                     $10,000       $112,307        $41,009        $ 147        $163,463

Net capital contribution from Parent                  ---         12,676           ---          ---           12,676
Net income                                            ---           ---          26,989         ---           26,989
Cumulative translation adjustment                     ---           ---            ---            27              27
                                           -------------------------------------------------------------------------------
 Balance at December 31, 1997                     $10,000       $124,983        $67,998        $ 174        $203,155

Net capital distribution to Parent                    ---       (49,923)           ---          ---          (49,923)
Net income                                            ---           ---          12,930          ---           12,930
Minimum pension liability adjustment                                                           (281)            (281)
Cumulative translation adjustment                     ---           ---            ---          (56)             (56)
                                           -------------------------------------------------------------------------------
Balance at December 31, 1998                      $10,000       $ 75,060        $80,928       $(163)        $165,825
Net income (unaudited)                                ---           ---          11,055         ---           11,055
Cumulative translation adjustment
 (unaudited)                                          ---           ---            ---         (430)            (430)

                                           -------------------------------------------------------------------------------
 Balance at June 30, 1999, (unaudited)             $10,000      $ 75,060        $91,983        $(593)       $176,450
                                           ===============================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  General Information

The accompanying financial statements and notes are based on the separate historical financial statements of Coors Porcelain Company, doing business as Coors Ceramics Company (the "Company" or "Coors Ceramics"). During the periods presented, the Company was a wholly owned subsidiary of ACX Technologies, Inc. ("ACX" or "Parent"). The Board of Directors of ACX has announced a plan to spin-off Coors Ceramics to existing ACX shareholders on or about January 1, 2000. This plan is contingent on certain requirements, most notably the pending ruling by the Internal Revenue Service of the transaction as a tax free distribution.

Established in 1911, Coors Ceramics develops, manufactures and sells engineered solutions for a multitude of industrial and commercial applications that incorporate advanced materials such as technical ceramics, engineered plastics or precision machined metals into components, assemblies and systems. Coors Ceramics provides components to virtually every major industrial market.

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation: The consolidated financial statements include the assets, liabilities, results of operations, cash flows and changes in shareholder's equity of Coors Ceramics and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company was a wholly-owned subsidiary of ACX for the periods presented. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, using management's best estimates and judgments when appropriate.

The consolidated financial statements include allocations of certain charges from ACX for general management, legal, treasury, tax, internal audit, financial reporting, environmental affairs and other miscellaneous services. Management believes the charges are a reasonable estimate of the costs that would have been incurred by the Company on a stand-alone basis.

The financial information included herein may not necessarily reflect the consolidated financial position, results of operations, cash flows and changes in shareholder's equity of the Company in the future or what they would have been had Coors Ceramics been a separate, stand-alone company during the periods presented.

Parent Allocations: Selling, general and administrative expense for 1998, 1997 and 1996 includes allocation of $4.7 million, $5.0 million and $4.0 million, respectively of certain ACX corporate expenses for general management, legal, treasury, tax, internal audit, financial reporting and environmental services. Management believes the basis for allocating the foregoing allocations was reasonable but may not necessarily equal the costs that would have been or will be incurred by the Company on a stand-alone basis. In determining the allocation of ACX corporate costs, the Company performed a review of 1) the services performed by ACX, 2) headcount, facilities and sales comparisons and 3) management oversight provided to the Company, as well as considering other factors.

Long-term debt consists of intercompany debt transferred from ACX in 1998 at an annual interest rate of 8%. The Company had no intercompany debt prior to 1998. Interest expense for the six months ended June 30, 1999 and the year ended December 31, 1998 includes $2.0 million (unaudited) and $4.0 million paid to ACX on intercompany debt, respectively. Interest income (expense) includes ($0.4) million (unaudited) and $0.5 million (paid) earned from the participation in ACX's cash management system during the six months ended June 30, 1999 and the year ended December 31, 1998, respectively. No interest income was earned from participation in ACX's cash management during 1997 or 1996. If intercompany debt had been transferred from ACX in 1997 and 1996, the debt costs would have been approximately $4.0 million on debt of $50.0 million at an annual rate of 8%.

Use of estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses reported for the periods presented. Actual results can differ from these estimates.

Interim financial information: The financial information as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 is unaudited but includes all adjustments that management considers necessary for a fair presentation of its financial position, results of operations, cash flows and changes in shareholder's equity. Results for the six months ended June 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year 1999 or for any future period.

Revenue recognition: Revenues are recognized when finished products are shipped to customers or services have been rendered.

Inventories: Inventories are stated at the lower-of-cost or market. Cost is determined by the first-in, first-out (FIFO) method. The classification of inventories, in thousands, was as follows:


                                   June 30, 1999                      December 31,
                                    (unaudited)               1998                   1997
                              --------------------      ----------------       ---------------
Finished                             $26,208                 $21,890               $19,106
In process                            26,040                  22,049                23,299
Raw materials                         13,627                  12,284                12,178
                              --------------------      ----------------       ---------------
   Total inventories                 $65,875                 $56,223               $54,583
                              ====================      ================       ===============

Properties: Land, buildings and equipment are stated at cost. For financial reporting purposes, depreciation is recorded principally on a straight-line method over the estimated useful lives of the asset as follows:

Buildings and improvements               10 to 30 years
Machinery and equipment                  3 to 30 years
Leasehold improvements                   The shorter of the useful life, lease term or 20 years
Goodwill                                 The shorter of the useful life or 20 years


The cost of properties and related accumulated depreciation, in thousands, consisted of the following:

                                                 June 30, 1999               December 31,
                                                 (unaudited)           1998               1997
                                           -----------------------------------------------------------
Land and improvements                            $   7,347         $   6,401           $   6,401
Buildings                                           74,159            65,739              64,052
Machinery and equipment                            223,492           197,513             185,373
Construction in progress                             9,156            12,178              11,729
                                           -----------------------------------------------------------
                                                   314,154            281,831            267,555
Less: accumulated depreciation                    (174,861)          (150,507)          (135,017)
                                           -----------------------------------------------------------
   Net properties                                $ 139,293          $ 131,324          $ 132,538
                                           ===========================================================

Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred.

In early 1998, the Company changed the estimated depreciable lives for certain long-lived assets based on the actual lives exhibited for similar assets. The effect of this change positively impacted earnings before interest and taxes by approximately $2.0 million in 1998.

Impairment of Long-Lived Assets and Identifiable Intangibles: The Company periodically reviews long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. Measurement of the impairment loss is based on fair value of the asset, which is generally determined by the discounting of future estimated cash flows. See Note 4.

Cash and Cash Equivalents: The Company defines cash equivalents as highly liquid investments with original maturities of 90 days or less. The carrying value of the Company's cash equivalents approximates their fair market value.

Miscellaneous-net:   Certain royalty and building rental revenues are included
in "Miscellaneous-net" in the Consolidated Statement of Income.

Earnings per share: On January 1, 2000, the Company will issue approximately 7,112,153 shares of common stock assuming a conversion ratio of one Coors Ceramics share for every four outstanding shares of ACX common stock. Management is currently evaluating the actual conversion ratio to be used and any adjustment of this ratio will impact the unaudited earnings per share presentation.

Unaudited basic and diluted net earnings per common share have been computed by dividing the net earnings for each period presented by the number of common shares of ACX outstanding during the periods presented as adjusted for the conversion ratio described above. All ACX common stock equivalents were considered for purposes of determining dilutive shares outstanding.

Environmental Expenditures: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Hedging Transactions: The Company from time to time engages in hedging
activities against fluctuations in foreign currency prices.   These activities
are immaterial to the Company and are expected to remain so in the future.

Subsequent Event: The Company anticipates issuing debt and paying $200 million of the proceeds to ACX for settlement of intercompany obligations and payment of a special dividend. The Company plans to issue debt of $205 million consisting of $50 million of a short-term revolver, Senior Term A debt of $80 million and Senior Term B debt of $75 million. The revolver will have an unused commitment of $35 million and will initially bear interest at LIBOR plus 2% with a maturity of five years. The Senior Term A debt will initially bear interest at LIBOR plus 2% and mature in five years. The Senior Term B debt will initially bear interest at LIBOR plus 2.75% and mature in seven years. The interest spread for the three debt instruments will vary in future periods based upon performance pricing criteria.

Adoption of New Accounting Standards: Statement of Financial Accounting Standards (SFAS) No. 133 " Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities was issued in June 1998. This statement requires the recognition of all derivatives as either assets or liabilities at fair value in the statement of financial position. This statement is effective for the year ending December 31, 2000 and is not expected to have a material effect on the Company's financial statements.


Note 3.  Operating Leases

The Company has leases for a variety of equipment and facilities that expire in various years. Future minimum lease payments, in thousands, required as of December 31, 1998, under non-cancelable operating leases with terms exceeding one year, are as follows:

                 1999                                      $1,435
                 2000                                       1,068
                 2001                                         579
                 2002                                         443
                 2003 and thereafter                          337
                                           ----------------------
                 Total                                     $3,862
                                           ======================

Operating lease rentals for warehouse, production, office facilities and equipment amounted to $0.7 million for the six months ended June 30, 1999 (unaudited) and $0.9 million, $1.2 million and $2.3 million for the years ended December 1998, 1997 and 1996, respectively.

Note 4.  Asset Impairment Charges

During 1998, the Company recorded $11.8 million in asset impairment charges. A $6.2 million charge was taken in March of 1998 in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. This lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted the Company to negotiate termination of the agreement with IBM. Consequently, the Company wrote off the long-lived assets associated with this project. The Company recorded an additional $5.6 million asset impairment charge in September of 1998 at the Chattanooga, Tennessee operation after a review of estimated future cash flows indicated the carrying amount of the assets involved may not be recoverable.


Note 5.  Income Taxes

The Company and its U.S. subsidiaries file consolidated Federal and Colorado state income tax returns with ACX. In addition, the Company files state income tax returns in various other states. The Federal income tax sharing agreement with ACX that is currently being negotiated substantially approximates a Federal income tax provision and liability as if the Company was filing on a separate income tax return basis. Liabilities for Federal and Colorado state income
taxes are payable to ACX.   The Company directly pays to all other states in
which it files a state tax return. The Company's foreign subsidiaries file separate returns with the applicable taxing authority.

The components of income before income taxes, in thousands, for the years ended December 31 were:

                                                     1998              1997               1996
                                             -------------------------------------------------------

 Domestic                                           $20,319           $42,933            $39,201
 Foreign                                                293               248                997
                                             -------------------------------------------------------
 Total income before taxes                          $20,612           $43,181            $40,198
                                             =======================================================


The provision for income taxes, in thousands, for the years ended December 31, included the following:



                                                     1998              1997               1996
                                             -------------------------------------------------------
Current provision:
   Federal                                          $ 9,209           $14,889            $12,086
   State                                              1,764             2,122              1,762
   Foreign                                               81               153                343
                                             -------------------------------------------------------
 Total current tax expense                           11,054            17,164             14,191
                                             -------------------------------------------------------


Deferred provision:
   Federal                                           (3,014)             (898)               785
   State                                               (358)              (74)                20
                                             -------------------------------------------------------
 Total deferred tax expense (benefit)                (3,372)             (972)               805
                                             -------------------------------------------------------
 Total income tax expense                           $ 7,682           $16,192            $14,996
                                             =======================================================

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities, in thousands, at December 31, are as follows:

                                                                           1998            1997
                                                                   --------------------------------
Deferred tax asset arising from:
   Depreciation and other property related                                $ 2,517         $ 2,885
   Pension and employee benefits                                           12,181          10,159
   Inventory                                                                2,205           1,672
   All other                                                                3,223           1,890
   Valuation allowance                                                     (3,386)         (3,657)
                                                                   --------------------------------
Gross deferred tax assets                                                  16,740          12,949
                                                                   --------------------------------

Deferred tax liabilities arising from:
   Depreciation and other property related                                  7,325           6,462
   Interest                                                                   ---             411
   Pension and employee benefits                                              ---             159
   All other                                                                  157              31
                                                                   --------------------------------
    Gross deferred tax                                                      7,482           7,063
    liabilities
                                                                   --------------------------------
Net deferred tax asset                                                    $ 9,258         $ 5,886
                                                                   ================================


The principal differences between the effective income tax rate and the U.S.
statutory federal income tax rate at December 31, were as follows:


                                                      1998               1997               1996
                                             ---------------------------------------------------------
 Expected tax rate                                    35.0%              35.0%               35.0%
 State income taxes (net of federal benefit)           4.9%               3.5%                3.5%
 Research tax credits                                (2.2)%             (1.3)%              (0.7)%
 Non-taxable income and expenses                     (1.0)%             (0.1)%                0.0%
 Foreign tax expense                                   0.1%               0.0%              (0.8)%
 Other - net                                           0.5%               0.4%                0.3%
                                             ---------------------------------------------------------
 Effective tax rate                                   37.3%              37.5%               37.3%
                                             =========================================================

The Internal Revenue Service (IRS) has completed its examination of ACX's Federal income tax returns through 1995. The IRS will begin reviewing the Federal income tax returns for 1996 through 1998 during 1999. In the opinion of management, adequate accruals have been provided for all income tax matters and related interest.

The Company has not provided for U.S. or additional foreign taxes on $5.4 million of undistributed earnings of its foreign subsidiaries. These undistributed earnings are considered to be reinvested indefinitely. If such earnings were repatriated, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability.

ACX, Coors Ceramics and their respective subsidiaries are negotiating a Tax Sharing Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of Federal, state and other taxes relating to the Coors Ceramics business for tax years prior to the spin-off and with respect to certain tax attributes of Coors Ceramics after the spin-off. In general, ACX will be responsible for filing consolidated Federal and combined or consolidated state tax returns and paying the associated taxes for periods through the date of the spin-off (the "Distribution Date"). The Company will reimburse ACX for the portion of such taxes relating to the Coors Ceramics business. The Company is responsible for filing returns and paying taxes related to the Coors Ceramics business for periods beginning on or after the Distribution Date. ACX and the Company will agree to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters. ACX and the Company will be responsible for their own taxes other than those described above.

The Tax Sharing Agreement is designed to preserve the status of the spin-off as a tax-free distribution. Coors Ceramics has agreed that it will refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provides ACX with a ruling from the Internal Revenue Service or an opinion of tax counsel acceptable to ACX that the transaction will not adversely affect the tax-free nature of the spin-off. The transactions subject to these restrictions, which are not expected to materially affect the Company's operating flexibility, consist of liquidations, mergers or consolidations of Coors Ceramics, redemptions by Coors Ceramics of certain amounts of its stock, sales of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of the Company's common stock. In addition, Coors Ceramics will agree to indemnify ACX against any tax liability or other expense it may incur if the spin-off is determined to be taxable as a result of the Company's breach of any covenant or representation contained in the Tax Sharing Agreement or the Company's action in effecting such transactions. By its terms, the Tax Sharing Agreement will terminate when the statutes of limitations under applicable tax laws expire.

Note 6. Stock Compensation

ACX has an equity incentive plan that provides for the granting of nonqualified stock options and incentive stock options to certain key employees of its subsidiaries that eligible Coors Ceramics employees participate in. The equity incentive plan also provides for the granting of restricted stock, bonus shares, stock units and offers to officers of ACX and its subsidiaries to purchase stock. Generally, options outstanding under ACX's equity incentive plan are subject to the following terms: (1) the exercise price of a stock option is generally equal to the fair market value of ACX's common stock on the date of grant; (2) ratable vesting over either a three-or four-year service period; and
(3) maximum term of ten years from the date of grant.

Coors Ceramics will grant substituted options for outstanding vested and unvested ACX options. The exercise price for each substituted option granted by the Company will be based on the relative fair market value of ACX and Coors Ceramics' common stock pre and post spin.

Pro forma information: The Company applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock options granted to Coors Ceramics employees. Accordingly, no compensation expense has been recognized for the issuance of employee stock options as the exercise price of the options equaled or exceeded the fair market value of the ACX stock at the time of grant.

Pro forma net earnings and earnings per share information, as required by SFAS No. 123 "Accounting for Stock-Based Compensation" has been determined as if ACX had accounted for employee stock options grants to Coors Ceramics employees under SFAS No. 123's fair value method. The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: (1) dividend yield of 0%; (2) expected volatility of 28.1% in 1998, 23.2% in 1997, and 22.6% in 1996; (3) risk-free interest rate ranging from 4.8% to 5.0% in 1998, 5.4% to 5.5% in 1997 and 6.1% to 6.4% in 1996; and (4) expected life of 3 to 7.36 years in 1998, 3 to 6.23 years in 1997 and 3 to 6.37 years in 1996. The weighted average per share fair value of options granted during 1998, 1997, and 1996 was $22.16, $21.26 and $15.17, respectively.

The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 would have been to reduce Coors Ceramics' reported net earnings by $0.7 million in 1998, $0.3 million in 1997 and $0.6 million in 1996. Had compensation expense been recorded by Coors Ceramics in accordance with SFAS No. 123, the effect would be to reduce unaudited pro forma diluted net earnings per share to $1.68 in 1998, $3.68 in 1997 and $3.44 in 1996.


Note 7.  Retirement and Other Postretirement Benefit Plans

Pension Plan: The Company participates with ACX in a defined benefit retirement plan for substantially all of the Company's employees. The Parent manages the plan including plan assets which consist primarily of equity and interest-bearing investments. Benefits are based on years of service and average base compensation levels over a period of years. The Parent's funding policy is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum amount that can be deducted for Federal income tax purposes.

Retiree Medical Plan: In addition to receiving pension benefits, Coors Ceramics employees may participate in ACX's medical plan which provides health care and life insurance benefits to eligible retirees and their dependents. Eligible employees may receive these benefits after reaching age 55 with 10 years of service. Prior to reaching age 65, eligible retirees may receive certain health care benefits identical to those available to active employees. The amount the retiree pays is based on age and service at the time of retirement. These plans are not funded.

401(k) Plan: Eligible employees of the Company may participate in ACX's 401(k) plan in which employees can contribute up to 18% of annual eligible compensation subject to certain regulatory and plan limitations. The Company matches contributions by employees at 1% of the employee's contribution. The Company's expense related to the 401(k) match was $0.7 million each for 1998 and 1997 and $0.6 million in 1996.

After the spin-off, Coors Ceramics will establish separate defined benefit retirement, retiree medical and 401(k) plans for its current and former employees. An allocable share of the defined benefit plan assets will be transferred from ACX to Coors Ceramics. This allocation will be based on the requirements of the applicable regulatory body at the date of the spin-off. Included in the December 31, 1998 and 1997 balance sheets of the Company are estimates of assets and pension obligations to be transferred to Coors Ceramics. Actual amounts to be transferred will be measured at the spin date and will likely be different from these estimates.

The following tables set forth the estimated change in benefit obligation, change in plan assets, funded status, net periodic benefit cost and other information applicable to the Coors Ceramics defined benefit and retiree medical plans. This information is based on the estimated allocations of the respective plan assets and liabilities as described above. The actual results could differ from these estimates. All information, except interest rates, is in thousands.

                                                                  Pension Benefits                Other Benefits
                                                      ---------------------------------------------------------------
                                                                 1998           1997           1998           1997
                                                      ---------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                          $90,267     $82,605       $ 12,357          $ 11,570
Service Cost                                                       2,290       1,968            338               248
Interest Cost                                                      6,439       4,470            892               763
Actuarial loss (gain)                                              1,890       3,986            (3)               258
Benefits Paid                                                    (3,071)     (2,762)          (422)             (482)
                                                      ---------------------------------------------------------------
Benefit obligation at end of year                                 97,815      90,267         13,162            12,357
                                                      ---------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year                    79,404      68,601             ---          ---
Actual return on plan assets                                         630      13,212             ---          ---
Acquisitions                                                         ---         ---             ---          ---
Company contributions                                                ---         353             ---          ---
Benefits paid                                                    (2,805)     (2,762)             ---          ---
                                                      ---------------------------------------------------------------
Fair value of plan assets at end of year                          77,229      79,404             ---          ---
                                                      ---------------------------------------------------------------

Funded status                                                   (20,586)    (10,863)       (13,162)          (12,357)
Unrecognized actuarial loss (gain)                                11,794       2,046        (1,929)           (2,407)
Unrecognized prior service cost                                    4,070       3,810          (793)             (991)
                                                      ---------------------------------------------------------------
Accrued benefit cost                                            ($4,722)    ($5,007)      ($15,884)         ($15,755)

Amounts recognized in the Consolidated Balance Sheet
    consist of:
        Accrued benefit liability                               ($9,738)    ($5,007)      ($15,884)         ($15,755)
        Intangible asset                                           4,568         ---             ---            ---
        Accumulated other comprehensive income                       448         ---             ---            ---
                                                      ---------------------------------------------------------------
        Net amount recognized                                   ($4,722)    ($5,007)      ($15,884)         ($15,755)
                                                      ===============================================================

Weighted average assumptions at year end:
  Discount rate                                                    6.80%       7.25%          6.80%             7.25%
  Expected return on plan assets                                   9.75%       9.75%
  Rate of compensation increase                                    4.30%       4.75%

It is the Parent's policy to amortize unrecognized gains and losses in excess of 10% of the larger of plan assets and the projected benefit obligation (PBO) over the expected service of active employees (12-15 years). However, in cases where the accrued benefit liability exceeds the actual unfunded liability by more than 20% of the PBO, the amortization is reduced to 5 years.

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease by 0.5% per annum to 4.25% and remain at that level thereafter.


                                                  Pension Benefits                   Other Benefits
                                        ---------------------------------------------------------------------
                                             1998        1997       1996         1998     1997        1996
                                        ---------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                $ 2,290    $ 1,968    $ 1,815       $ 338    $ 248         $  495
Interest cost                                 6,439      4,470      3,605         892      763            807
Expected return on plan assets                (843)    (8,595)    (6,132)        ---      ---            ---
Amortization of prior service costs             651        306        150       (198)    (104)          (199)
Recognized actuarial loss (gain)            (6,082)      4,879      3,436       (481)     (90)           (38)

                                        ---------------------------------------------------------------------
Net periodic benefit cost                   $ 2,455    $ 3,028    $ 2,874       $ 551    $ 817         $1,065
                                        =====================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                  1% Point      1% Point
                                                                  Increase      Decrease
                                                              ----------------------------
Effect on total of services and interest cost components             297           276
Effect on postretirement benefit obligation                          903           849


Note 8: Supplemental Cash Flow Information:

                                                 Six months ended
                                             June 30, 1999 (unaudited)            1998           1997          1996
                                            ---------------------------            ----           ----          ----

Total interest costs                                 $2,351                     $ 4,125       $   224       $   217
Interest capitalized                                    ---                         ---           114            35
Interest expensed                                     2,351                       4,125           110           182
Interest paid (primarily to Parent)                   2,000                       4,000            24           145

Income taxes paid (primarily to Parent)              $  899                     $11,882       $16,950       $18,390

Non-Cash Investing Activities: See description of non-cash investing activities with ACX in Note 10.

Interest costs for the six months ended June 30, 1999 and the year ended December 31, 1998 includes $2.0 million (unaudited) and $4.0 million paid to ACX on intercompany debt, respectively.

Note 9.  Acquisitions

In March 1999, the Company acquired the net assets of Precision Technologies for approximately $22.0 million in cash and 300,000 warrants to receive shares of the Parent's common stock at an exercise price equal to the fair market value at the date of close. These warrants vest only upon the achievement of certain revenue goals within three years. The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $19.5 million is being amortized over 20 years. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical, and aircraft industries.

In March 1999, the Company acquired all of the outstanding shares of Edwards Enterprises for approximately $18.0 million. The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $4.2 million is being amortized over 20 years. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry.

In May of 1998, the Company acquired the assets of Pulsation Equipment for $0.9 million. The acquisition was accounted for under the purchase method of accounting and goodwill of $0.8 million is being amortized over 15 years on a straight line basis.

On August 1, 1997, the Company acquired the assets of Tetrafluor, Inc., based in El Segundo, California for $15.8 million. Tetrafluor manufactures Teflon fluoropolymer sealing systems and components for use in aerospace, industrial and transportation industries. The acquisition was accounted for under the purchase method of accounting, and Tetrafluor's results of operations are included in the Company's consolidated financial statements from the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair value. Goodwill for Tetrafluor was $10.7 million and is being amortized over 15 years on a straight-line basis.

During 1996, the Company purchased the operating assets of H.B. Company, Inc., a manufacturer of oilfield pump components based in Oklahoma City, Oklahoma. The acquisition was accounted for under the purchase method of accounting, and the Company's results of operations for 1996 include the results of the acquisition since March 19, 1996. The purchase price was $6.6 million and was allocated to the net assets acquired based upon their estimated fair market value. Goodwill of $1.4 million is being amortized over 15 years on a straight-line basis.


Note 10.  Related Party Transactions

Beginning on December 28, 1992, Adolph Coors Company (ACCo) had no ownership interest in the Company. However, certain Coors family trusts have significant interests in both ACX and ACCo. Transactions with ACCo were immaterial for 1998, 1997 and 1996.

Since the formation of ACX, the Company has engaged in several related party transactions with ACX and its subsidiaries. These include, but are not limited to, participation in ACX's cash management system (see Note 2), benefiting from administrative services provided by ACX (see Note 2), intercompany debt allocations (see Note 2), payments of dividends, miscellaneous asset and liability transfers between the entities as well as miscellaneous capital contributions of other forms between the entities.

Dividends paid to ACX totaled $0, $38,000 and ($216,000) in 1998, 1997 and 1996, respectively. Net capital contributions from ACX, in thousands, for the year ended December 31, consisted of:

                                                              1998            1997             1996
                                                       ------------------------------------------------
Assets transferred from ACX                               $     13          $ 6,846           $  630
Bonuses paid in common stock of ACX                             79              177              747
Transfer of liability to ACX                                    ---            (176)            (979)
Transfer of long-term debt from ACX                         (50,000)             ---             ---
Capital contribution to ACX                                     (15)             ---             ---
Capital contribution from ACX                                   ---            5,829           7,097
                                                       ------------------------------------------------
Total net capital contributions                            $(49,923)         $12,676          $7,495
                                                       ================================================

Note 11.  Commitments and Contingencies

The Company is self-insured for certain insurable risks consisting primarily of employee health insurance programs and workers compensation. Certain stop-loss and excess insurance policies are also maintained to reduce overall risk. In addition, the Company maintains insurance policies to protect against loss related to property, business interruption and general liability risks.

The Company is named as a defendant in various actions and proceedings arising in the normal course of business, including claims by current or former employees relating to employment or termination. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these suits will not result in liabilities to such extent that they would materially affect the Company's financial position or results of operations.

The Company has received a demand for payment arising out of contamination of a semiconductor manufacturing facility formerly owned by a subsidiary of the Company, Coors Components, Inc. ("CCI"). Colorado State environmental authorities are seeking clean up of soil and ground water contamination from a subsequent owner. The contamination is believed to have occurred prior to the Company's ownership of CCI and there are possible off site sources of contamination. CCI was sold in November, 1987. Although the Company does not believe it is responsible for the contamination or the cleanup, the parties agreed to a remediation plan. The Company will manage the remediation and is responsible to pay from 10% to 15 % of the remediation costs in excess of $500,000. However, the remediation costs to date are below $500,000 and management does not expect costs to exceed this amount.

The Company has received a Unilateral Administration Order issued by the EPA relating to the Rocky Flats Industrial Park Site, (RFIP) and is participating with the RFIP Group to perform an Engineering Evaluation/Cost Analysis on the property. There is no estimate of potential clean up costs, but management does not believe it will be material.

Some of the Company's subsidiaries have been notified that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. The Company cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation or the availability of insurance. However, based on investigations to date, the company believes that any liability with respect to these sites would not be material to the financial condition and results of operations of the Company, without consideration for insurance recoveries. There can be no certainty, however, that the Company will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

The Company is a guarantor on industrial development bonds of CCI, a former subsidiary that was sold in November 1987. The buyer of CCI assumed the liability at the time of purchase. The terms require annual principal and
interest payments and a balloon payment of $2.2 million in May 2000.   In the
event of default by the buyer, the Company would assume the liability. The buyer has made all payments to date in a timely manner and management does not believe the Company is at risk for payment of the bonds as of December 31, 1998. The outstanding balance as of December 31, 1998, 1997 and 1996 was $2.4 million, $3.0 million and $3.1 million, respectively.

Note 12.  Segment Information

The Company is organized along functional responsibilities rather than operating segments and in management's opinion consists of and is managed as a single segment. While the Company offers a wide range of products, they are manufactured at common facilities and marketed by a common sales force. No single customer accounts for more than 10% of total revenues. Information related to the Company's operations by geographic area is presented below:

Revenue from unaffiliated customers, in thousands:

                                                         December 31,
                                        -----------------------------------------------
                                               1998            1997            1996
                                        -----------------------------------------------

United States                               $224,295        $224,272         $193,061
Europe                                        39,338          41,815           39,109
Asia                                          19,975          23,497           23,512
Canada                                         8,446           8,886            7,614
Other Foreign                                  6,696           8,161           14,128
Less: discounts and allowances               (2,136)         (1,807)          (1,072)
                                        -----------------------------------------------
         Total                             $296,614        $304,824         $276,352
                                        ===============================================

Long-lived assets, in thousands:

                                                          December 31,
                                        ---------------------------------------------
                                               1998          1997           1996
                                        ---------------------------------------------
United States                               $151,630      $155,712        $126,687
Europe                                         3,486         3,101           2,978
Canada                                             6            84              72
                                        ---------------------------------------------
         Total                              $155,122      $158,897        $129,737
                                        =============================================

Long-lived assets consist primarily of net property, plant and equipment, goodwill and cash surrender values on certain insurance policies.

Note 13.  Quarterly Financial Information  (unaudited)

The following summarizes selected quarterly financial information, in thousands, for each of the two years in the period ended December 31, 1998.

                                                 First         Second           Third           Fourth            Year
                                              -----------   -------------   -------------   --------------   --------------
1998
----
Net sales                                        $80,945         $79,422         $70,023          $66,224         $296,614
Cost of goods sold                                60,241          59,258          53,792           49,615          222,906
                                           -------------------------------------------------------------------------------
Gross profit                                      20,704          20,164          16,231           16,609           73,708
Selling, general & administrative                 10,076           9,762           8,691            9,229           37,758

Asset impairment charges                           6,232             ---           5,582              ---           11,814
                                           -------------------------------------------------------------------------------
Operating income                                   4,396          10,402           1,958            7,380           24,136
Other income (expense):
   Interest expense, net                          (1,055)           (984)           (853)            (632)          (3,524)
                                           -------------------------------------------------------------------------------
Income before income taxes                         3,341           9,418           1,105            6,748           20,612
Income tax expense                                 1,247           3,503             420            2,512            7,682
                                           -------------------------------------------------------------------------------
Net income                                       $ 2,094         $ 5,915         $   685          $ 4,236         $ 12,930
                                           ===============================================================================

Net income per basic share                       $  0.29         $  0.83         $  0.10          $  0.59         $   1.81
                                           ===============================================================================
Weighted average shares outstanding-basic          7,106           7,138           7,145            7,115            7,126
                                           ===============================================================================
Net income per diluted share                     $  0.29         $  0.81         $  0.09          $  0.59         $   1.78
                                           ===============================================================================
Weighted average shares outstanding-diluted        7,284           7,306           7,255            7,186            7,258
                                           ===============================================================================

1997
----
Net sales                                        $71,416         $75,011         $79,329          $79,068         $304,824
Cost of goods sold                                50,444          52,871          58,126           58,380          219,821
                                           -------------------------------------------------------------------------------
Gross profit                                      20,972          22,140          21,203           20,688           85,003
Selling, general & administrative                 10,774          10,601           9,999           10,380           41,754
                                           -------------------------------------------------------------------------------
Operating income                                  10,198          11,539          11,204           10,308           43,249
Other income (expense):
   Interest income (expense)                          (4)             (1)            (12)             (11)             (28)
   Miscellaneous-net                                  20              12             (36)             (36)             (40)
                                           -------------------------------------------------------------------------------
Income before income taxes                        10,214          11,550          11,156           10,261           43,181
Income tax expense                                 3,829           4,334           4,184            3,845           16,192
                                           -------------------------------------------------------------------------------
Net income                                       $ 6,385         $ 7,216         $ 6,972          $ 6,416         $ 26,989
                                           ===============================================================================

Net income per basic share                       $  0.91         $  1.03         $  0.99          $  0.91         $   3.84
                                           ===============================================================================
Weighted average shares outstanding-basic          6,991           7,002           7,045            7,079            7,030
                                           ===============================================================================
Net income per diluted share                     $  0.89         $  1.01         $  0.96          $  0.88         $   3.74
                                           ===============================================================================
Weighted average shares outstanding-diluted        7,150           7,176           7,262            7,294            7,221
                                           ===============================================================================

SCHEDULE II

Allowance for doubtful receivables
(deducted from accounts receivable)

                           Balance at            Additions
                          beginning of         charged to costs                                           Balance at end
                             year               and expenses            Other            Deductions           of year
                   ----------------------------------------------------------------------------------------------------
            1996                $1,608                    301              19                 (646)           $1,282
            1997                $1,282                  1,079              60                 (428)           $1,993
            1998                $1,993                    547             (5)                 (696)           $1,839

                               Index to Exhibits


Exhibit
Number                             Document Description
-------   -----------------------------------------------------------------------
2         Form of Distribution Agreement*
3.1       Form of Certificate of Incorporation of Registrant
3.2       Form of Bylaws of Registrant
4         Indenture dated ________, 1999 between _____________, as Trustee, and Coors Porcelain Company*
10.1      Description of Officers' Life Insurance Program*
10.2      Coors Porcelain Company Equity Incentive Plan* for ___________
10.3      Coors Porcelain Company Equity Compensation Plan for Non-Employee
          Directors*
10.4      Credit Agreement dated __________, 1999 between _____________, as
          Agent, and Coors Porcelain Company*
10.5      Form of Tax Sharing Agreement*
10.6      Form of Environmental Responsibility Agreement*
10.7      Form of Transitional Services Agreement*
10.8      Form of Joint Defense Agreement*
10.9      Salary Continuation Agreement for John K. Coors*
10.10     Salary Continuation Agreement for Joseph Coors, Jr.*
21        List of Subsidiaries*
27        Financial Data Schedule

*To be filed by amendment

                                  Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Coors Porcelain Company



October 7, 1999                 By: /s/ Joseph Coors, Jr.
                                    Name:  Joseph Coors, Jr.
                                    Title:  Chairman and Chief Executive Officer

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